UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 6, 2019

Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________

 Enclosure:  STMicroelectronics N.V.’s Second Quarter and First Half ended June 29, 2019:

•	Operating and Financial Review and Prospects;

•
Unaudited Interim Consolidated Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Cash Flow, and Statements of Equity and related Notes for the three and six months ended June 29, 2019; and

•	Certifications pursuant to Sections 302 (Exhibits 12.1 and 12.2) and 906 (Exhibit 13.1) of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with our Unaudited Interim Consolidated Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Cash Flows and Statements of Equity for the three and six months ended June 29, 2019 and Notes thereto included elsewhere in this Form 6-K, and our annual report on Form 20-F for the year ended December 31, 2018 as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on February 28, 2019 (the “Form 20-F”). The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Business Overview” and “Liquidity and Capital Resources—Financial Outlook: Capital Investment”. Our actual results may differ significantly from those projected in the forward-looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information—Risk Factors” included in the Form 20-F. We assume no obligation to update the forward-looking statements or such risk factors.

Our Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) is provided in addition to the accompanying unaudited interim consolidated financial statements (“Consolidated Financial Statements”) and notes to assist readers in understanding our results of operations, financial condition and cash flows. Our MD&A is organized as follows:

•	Critical Accounting Policies using Significant Estimates.

•
Business Overview, a discussion of our business and overall analysis of financial and other relevant highlights of the three and six months ended June 29, 2019 designed to provide context for the other sections of the MD&A, including our expectations for selected financial items for the third quarter of 2019.

•	Other Developments in the second quarter of 2019.

•	Results of Operations, containing a year-over-year and sequential analysis of our financial results for the three and six months ended June 29, 2019, as well as segment information.

•	Legal Proceedings.

•	Discussion of the impact of changes in exchange rates, interest rates and equity prices on our activity and financial results.

•	Liquidity and Capital Resources, presenting an analysis of changes in our balance sheets and cash flows, and discussing our financial condition and potential sources of liquidity.

•	Impact of Recently Issued U.S. Accounting Standards.

•	Backlog and Customers, discussing the level of backlog and sales to our key customers.

•	Disclosure Controls and Procedures.

•	Cautionary Note Regarding Forward-Looking Statements.

STMicroelectronics N.V. (“ST” or the “Company”) is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices. By getting more from technology to get more from life, ST stands for life.augmented.

Critical Accounting Policies Using Significant Estimates

There were no material changes in the first half of 2019 to the information provided under the heading “Critical Accounting Policies Using Significant Estimates” included in our Form 20-F except the new guidance on leasing detailed in Note 5 Recent Accounting Pronouncements.

Fiscal Year

Under Article 35 of our Articles of Association, our fiscal year extends from January 1 to December 31. The first quarter of 2019 ended on March 30 and the second quarter ended on June 29. The third quarter will end on September 28 and the fourth quarter will end on December 31, 2019. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year and can also differ from equivalent prior years’ periods, as illustrated in the below table for the years 2018 and 2019.

	Q1	Q2	Q3	Q4
	Days
2018	90	91	91	93
2019	89	91	91	94

Business Overview

Our results of operations for each period were as follows:

	Three Months Ended			% Variation
	June 29, 2019	March 30, 2019	June 30, 2018	Sequential	Year-Over-Year
	(In millions, except per share amounts)
Net revenues	$2,173	$2,076	$2,269	4.7%	(4.2)%
Gross profit	830	818	911	1.6	(8.9)
Gross margin as percentage of net revenues	38.2%	39.4%	40.2%	-120 bps	-200 bps
Operating income	196	211	289	(7.0)	(32.0)
Net income attributable to parent company	160	178	261	(10.2)	(38.7)
Earnings per share (Diluted)	$0.18	$0.20	$0.29	(10.0)%	(37.9)%

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products sold by us (which consists of the TAM and excludes major devices such as Microprocessors (MPUs), Dynamic random-access memories (DRAMs), optoelectronics devices, Flash Memories and the Wireless Application Specific market products such as Baseband and Application Processor).

Based on the data published by World Semiconductor Trade Statistics (WSTS), semiconductor industry revenues in the second quarter of 2019 remained substantially flat sequentially for the TAM and increased by approximately 3% for the SAM, to reach approximately $98 billion and $47 billion, respectively. On a year-over-year basis, both TAM and SAM decreased by approximately 17% and 4%, respectively.

Second quarter 2019 net revenues amounted to $2,173 million, increasing sequentially by 4.7%, 230 basis points higher than the mid-point of our released guidance, mainly due to better than expected revenues in Imaging. On a sequential basis, Analog, MEMS and Sensors Group (AMS) revenues increased 25.7% primarily attributable to higher Imaging revenues, whereas Microcontrollers and Digital ICs Group (MDG) revenues decreased 4.2% and Automotive and Discrete Group (ADG) revenues decreased 2.1%.

On a year-over-year basis, second quarter net revenues decreased 4.2% mainly driven by lower sales of Analog, Microcontrollers and Digital ICs, while Automotive and Power Discrete, MEMS and Sensors registered a year-over-year revenue growth. Specifically, MDG revenues were lower by 24.4%, mainly due to reduced sales in MMS, AMS revenues increased by 13.2%, mainly driven by Imaging and ADG revenues increased by 1.7% with both Automotive and Power Discrete increasing.

Our revenue performance was above the performance of the SAM on a sequential basis and in line with SAM on the year-over-year basis.

Our effective average exchange rate for the second quarter of 2019 was $1.14 for €1.00 compared to $1.16 for €1.00 in the first quarter of 2019 and $1.19 for €1.00 in the second quarter of 2018. For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates”.

Our second quarter of 2019 gross profit was $830 million and gross margin was 38.2%, 30 basis points below the mid-point of our guidance, mainly due to less favorable product mix than expected and included 80 basis points of front-end unused capacity charges and back-end inefficiency not capitalized in inventory (unloading charges). On a sequential basis, gross margin decreased 120 basis points, mainly due to a less favorable product mix and increased unloading charges. Gross margin decreased 200 basis points year-over-year, mainly impacted by sale price pressure, less favorable product mix and increased unloading charges.

Our aggregated selling, general & administrative (SG&A) and research & development (R&D) costs amounted to $650 million, increasing compared to $640 million and $633 million in the prior and year-ago quarter respectively. Sequential increase was mainly due to two additional calendar days’ impact. On a year-over-year basis, operating expenses increased mainly due to salary dynamic, increased activity on R&D programs and higher costs of the share based compensation plans, partially offset by the currency effects, net of hedging.

Other income and expenses, net, amounted to positive $18 million, decreasing sequentially due to lower R&D funding, which included in the prior quarter a $19 million catch-up from year 2018 following the approval of the NANO 2022 program in France as part of the European Commission “Important Project of Common European Interest” (IPCEI) program. On a year-over-year basis, other income and expenses, net, increased due to higher R&D funding.

In the second quarter of 2019, our operating income was $196 million, equivalent to 9.0% of net revenues, compared to $211 million in the previous quarter (10.2% of net revenues), and to $289 million (12.7% of net revenues) in the year-ago quarter. On a sequential basis, the operating income decline was mainly due to less favorable product mix, increased unloading charges and increase in net operating expenses. On a year-over-year basis, operating income was negatively impacted by lower volumes, sales price pressure, unfavorable product mix and lower volume as well as a higher level of expenses.

Our net cash from operating activities was $324 million and net cash used in investing activities was $391 million, generating a negative free cash flow (non U.S. GAAP measure) of $67 million for the second quarter of 2019. Our net cash variation was negative $188 million, including the net cash used in financing activities of $123 million (comprised mainly of the repurchase of common stock of $64 million and dividend payment of $53 million).

Looking at the third quarter, we expect strong sequential revenue growth of approximately 15.3%, plus or minus 350 basis points. This growth will be driven by engaged customer programs and new products in a softer than expected legacy automotive and industrial market. Gross margin is expected to be approximately 37.5%, plus or minus 200 basis points, including about 140 basis points of unsaturation charges.

This outlook is based on an assumed effective currency exchange rate of approximately $1.15 = €1.00 for the 2019 third quarter and includes the impact of existing hedging contracts. The third quarter will close on September 28, 2019.

For the full year 2019, we now expect net revenues to be in the range of about $9.35 to $9.65 billion. We confirm our investment plan of $1.1 to $1.2 billion.

These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” and Item 3. “Key Information — Risk Factors” in our Form 20-F as may be updated from time to time in our SEC filings.

Other Developments in the Second Quarter of 2019

On May 22, we announced the publication of our 2019 Sustainability Report.

On May 23, we announced that all of the proposed resolutions were adopted at our Annual General Meeting of Shareholders (AGM), which was held in Amsterdam, the Netherlands. The main resolutions, approved by the Shareholders, were:

•
The adoption of our Statutory Annual Accounts for the year ended December 31, 2018, prepared in accordance with International Financial Reporting Standards (IFRS). The 2018 Statutory Annual Accounts were filed with the Netherlands Authority for the Financial Markets (AFM) on March 27, 2019;

•
The distribution of a cash dividend of US$0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly instalments of US$0.06 in each of the second, third and fourth quarters of 2019 and first quarter of 2020;

•	The reappointment of Ms. Martine Verluyten, as member of the Supervisory Board, for a one-year term expiring at the 2020 AGM;

•	The reappointment of Ms. Janet Davidson, as member of the Supervisory Board, for a three-year term expiring at the 2022 AGM; and

•	The appointment of Ms. Lucia Morselli, in replacement of Mr. Salvatore Manzi, as member of the Supervisory Board, for a three-year term expiring at the 2022 AGM.

Results of Operations

Segment Information

We design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, application-specific integrated circuits, full-custom devices and semi-custom devices and application-specific standard products for analog, digital and mixed-signal applications. In addition, we further participate in the manufacturing value chain of Smartcard products, which includes the production and sale of both silicon chips and Smartcards.

Our reportable segments are as follows:

•	Automotive and Discrete Group (ADG), comprised of dedicated automotive ICs (both digital and analog), and discrete and power transistor products for all market segments.

•
Analog, MEMS and Sensors Group (AMS), comprised of low-power high-end analog ICs (both custom and general purpose) for all markets, smart power products for Industrial, Computer and Consumer markets, Touch Screen Controllers, Low Power Connectivity solutions (both wireline and wireless) for IoT, power conversion products, metering solutions for Smart Grid and all MEMS products for sensors or actuators, subsystems, as well as the Imaging Products division (including the sensors and modules utilizing the Company’s Time-of-Flight technology).

•
Microcontrollers and Digital ICs Group (MDG), comprised of general purpose and secure microcontrollers, EEPROM memories, Digital ASICs, Aerospace & Defense products including components for microwave and millimeter wave.

For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a part of research and development expenses. In compliance with our internal policies, certain costs are not allocated to the segments, but reported in “Others”. Those include impairment, restructuring charges and other related closure costs, management reorganization expenses, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items, strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses, patent claims and litigations and certain other miscellaneous charges. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold. Finally, R&D grants are allocated to the segments proportionally to the incurred R&D expenses on the sponsored projects.

Wafer costs are allocated to the segments based on actual cost. From time to time, with respect to specific technologies, wafer costs are allocated to segments based on market price.

Second Quarter 2019 vs. First Quarter 2019 and Second Quarter 2018

The following table sets forth certain financial data from our Unaudited Interim Consolidated Statements of Income:

	Three Months Ended
	June 29, 2019		March 30, 2019		June 30, 2018
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Net sales	$2,160	99.4%	$2,071	99.8%	$2,250	99.2%
Other revenues	13	0.6	5	0.2	19	0.8
Net revenues	2,173	100.0	2,076	100.0	2,269	100.0
Cost of sales	(1,343)	(61.8)	(1,258)	(60.6)	(1,358)	(59.8)
Gross profit	830	38.2	818	39.4	911	40.2
Selling, general and administrative	(269)	(12.4)	(272)	(13.1)	(277)	(12.2)
Research and development	(381)	(17.5)	(368)	(17.7)	(356)	(15.7)
Other income and expenses, net	18	0.8	33	1.6	11	0.4
Impairment, restructuring charges and other related closure costs	(2)	(0.1)	-	-	-	-
Operating income	196	9.0	211	10.2	289	12.7
Interest income (expense), net	-	-	2	0.1	(2)	(0.1)
Other components of pension benefit costs	(3)	(0.1)	(3)	(0.2)	(3)	(0.1)
Income (loss) on equity-method investments	-	-	1	0.1	-	-
Income before income taxes and noncontrolling interest	193	8.9	211	10.2	284	12.5
Income tax expense	(33)	(1.5)	(32)	(1.6)	(21)	(0.9)
Net income	160	7.4	179	8.6	263	11.6
Net income attributable to noncontrolling interest	-	-	(1)	-	(2)	(0.1)
Net income attributable to parent company	$160	7.4%	$178	8.6%	$261	11.5%

Net revenues

	Three Months Ended			% Variation
	June 29, 2019	March 30, 2019	June 30, 2018	Sequential	Year-Over-Year
	(In millions)
Net sales	$2,160	$2,071	$2,250	4.3%	(4.0)%
Other revenues	13	5	19	178.3	(31.6)
Net revenues	$2,173	$2,076	$2,269	4.7%	(4.2)%

Our second quarter 2019 net revenues increased sequentially by 4.7%, 230 basis points above the mid-point of our guidance, mainly due to better than expected revenues in Imaging. The sequential increase resulted from an increase of approximately 7% in volumes partially offset by a decrease of approximately 2% in average selling prices, driven by both product mix and pure pricing effect.

On a year-over-year basis, net revenues decreased by 4.2% as a result of an approximate 11% decrease in volumes, partially offset by an increase in average selling prices of approximately 7%, entirely due to an improved product mix, partially offset by pure pricing effect.

Net revenues by product group

	Three Months Ended			% Variation
	June 29, 2019	March 30, 2019	June 30, 2018	Sequential	Year-Over-Year
	(In millions)
Automotive and Discrete Group (ADG)	$885	$903	$870	(2.1)%	1.7%
Analog, MEMS and Sensors Group (AMS)	694	552	613	25.7	13.2
Microcontrollers and Digital ICs Group (MDG)	591	617	782	(4.2)	(24.4)
Others	3	4	4	-	-
Total consolidated net revenues	$2,173	$2,076	$2,269	4.7%	(4.2)%

On a sequential basis, second quarter ADG revenues decreased 2.1%. The decrease in ADG revenues was driven by lower average selling prices of approximately 14%, mainly driven by product mix, partially offset by an approximate 12% increase in volumes. AMS revenues increased 25.7% sequentially due to higher sales in Imaging. The increase in AMS revenues was mainly due to improved average selling prices of approximately 24%, driven by favorable product mix and higher volumes of approximately 2%. MDG revenues decreased 4.2%, due to an approximate 8% decrease in average selling prices, mainly driven by product mix and an approximate 4% increase in volumes.

On a year-over-year basis, second quarter net revenues decreased by 4.2%, driven by lower revenues in MDG, while ADG and AMS revenues increased. ADG revenues increased 1.7% compared to the year-ago period. The increase was entirely due to higher average selling prices of approximately 13%, driven by a more favorable product mix, while volumes decreased by approximately 11%. AMS revenues increased 13.2% compared to the year-ago period mainly driven by higher sales in Imaging. The increase was mainly due to more favorable product mix resulting in higher average selling prices of approximately 20%, while volumes were lower by approximately 7%. MDG revenues decreased 24.4% mainly driven by MMS. The decrease in MDG revenues was due to both lower volumes of approximately 17% and a decrease in average selling prices of approximately 7%.

Net Revenues by Market Channel (1)

	Three Months Ended
	June 29, 2019	March 30, 2019	June 30, 2018

OEM	70%	66%	61%
Distribution	30	34	39
Total	100%	100%	100%
____________

(1)
Original Equipment Manufacturers (“OEM”) are the end-customers to which we provide direct marketing application engineering support, while Distribution customers refers to the distributors and representatives that we engage to distribute our products around the world.

By market channel, our second quarter net revenues in Distribution amounted to 30% of our total revenues, decreasing from 34% and 39% in the prior and year-ago quarters, respectively, due to the ongoing inventory correction.

Net Revenues by Location of Shipment (1)

	Three Months Ended			% Variation
	June 29, 2019	March 30, 2019	June 30, 2018	Sequential	Year-Over-Year
	(In millions)
EMEA	$558	$620	$635	(10.0)%	(12.1)%
Americas	318	347	314	(8.3)	1.1
Asia Pacific	1,297	1,109	1,320	17.0	(1.7)
Total	$2,173	$2,076	$2,269	4.7%	(4.2)%

(1)
Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Furthermore, the comparison among the different periods may be affected by shifts in shipment from one location to another, as requested by our customers.

On a sequential basis, Asia Pacific revenues increased 17.0%, with Imaging being the main contributor to the increase. Americas revenues decreased 8.3%, mainly due to Digital and EMEA revenues decreased 10.0%, mainly driven by MMS and Automotive. On a year-over-year basis, EMEA and Asia Pacific experienced a revenue decrease of 12.1% and 1.7%, respectively, mainly in MMS, while Americas revenues slightly increased mainly on Power Discrete.

Gross profit

	Three Months Ended			Variation
	June 29, 2019	March 30, 2019	June 30, 2018	Sequential	Year-Over-Year
	(In millions)
Gross profit	$830	$818	$911	1.6%	(8.9)%
Gross margin (as percentage of net revenues)	38.2%	39.4%	40.2%	-120 bps	-200 bps

In the second quarter of 2019, gross margin was 38.2%, 30 basis points below the mid-point of our guidance, mainly due to less favorable product mix than expected. On a sequential basis, gross margin decreased 120 basis points, mainly due to a less favorable product mix and increased unused capacity charges in our front-end and back-end manufacturing inefficiency not capitalized in inventory, which had an impact of approximately 80 basis points in the second quarter.

On a year-over-year basis, gross margin decreased 200 basis points, mainly impacted by sales price pressure, less favorable product mix and increased unloading charges.

Operating expenses

	Three Months Ended			Variation
	June 29, 2019	March 30, 2019	June 30, 2018	Sequential	Year-Over-Year
	(In millions)
Selling, general and administrative expenses	$(269)	$(272)	$(277)	0.9%	3.0%
Research and development expenses	(381)	(368)	(356)	(3.5)	(7.0)
Total operating expenses	$(650)	$(640)	$(633)	(1.6)%	(2.6)%
As percentage of net revenues	(29.9)%	(30.8)%	(27.9)%	+90 bps	-200 bps

The second quarter of 2019 operating expenses were $650 million compared to $640 million in the previous quarter, mainly due to the impact of two additional calendar days. On a year-over-year basis, operating expenses increased by $17 million, mainly due to salary dynamic, increased activity on R&D programs and higher costs of the share based compensation plans, partially offset by favorable currency effects, net of hedging.

As a percentage of revenues, our operating expenses amounted to 29.9% in the second quarter of 2019, decreasing compared to 30.8% in the prior quarter and increasing compared to 27.9% in the year-ago quarter.

R&D expenses were net of research tax credits in France and Italy, which amounted to $29 million in the second quarter of 2019, compared to $32 million and $30 million in the prior and year-ago quarters, respectively.

Other income and expenses, net

	Three Months Ended
	June 29, 2019	March 30, 2019	June 30, 2018
	(In millions)
Research and development funding	$16	$34	$10
Exchange gain, net	-	-	1
Phase-out and start-up costs	(6)	(1)	-
Patent costs	1	(1)	(2)
Gain on sale of businesses and non-current assets	6	-	1
Other, net	1	1	1
Other income and expenses, net	$18	$33	$11
As percentage of net revenues	0.8%	1.6%	0.4%

In the second quarter of 2019, we recognized other income, net, of $18 million, decreasing sequentially due to lower R&D funding, which included in the prior quarter a $19 million catch-up from year 2018 following the approval of the NANO 2022 program in France. On a year-over-year basis other income and expenses, net, increased due to higher R&D funding.

In the second quarter of 2019, we also recorded start-up costs associated with the acquisition of the remaining production assets from Micron in May 2019 and the resulting progressive ramp-up of technologies as well as the phasing out cost for a portion of our 6” activity in Catania.

Impairment, restructuring charges and other related closure costs

	Three Months Ended
	June 29, 2019	March 30, 2019	June 30, 2018
	(In millions)
Impairment, restructuring charges and other related closure costs	$2	$-	$-

In the second quarter of 2019, we recorded $2 million of impairment, restructuring charges and other related closure costs, related to the impairment of customized equipment used for a specific project with no alternative use.

Operating income

	Three Months Ended
	June 29, 2019	March 30, 2019	June 30, 2018
	(In millions)
Operating income	$196	$211	$289
As percentage of net revenues	9.0%	10.2%	12.7%

The second quarter of 2019 operating income was $196 million, compared to an operating income of $211 million and $289 million in the prior and year-ago quarters, respectively.

Sequentially, our operating results decreased, mainly due to less favorable product mix, increased unloading charges as well as increase in net operating expenses. On a year-over-year basis, operating income was negatively impacted by lower volumes, usual sale price pressure, unfavorable product mix and a higher level of expenses.

Operating income by product group

	Three Months Ended
	June 29, 2019		March 30, 2019		June 30, 2018
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Automotive and Discrete Group (ADG)	$73	8.2%	$95	10.6%	$84	9.7%
Analog, MEMS and Sensors Group (AMS)	74	10.7	43	7.8	64	10.5
Microcontrollers and Digital ICs Group (MDG)	45	7.6	83	13.4	159	20.3
Total operating income of product segments	192	8.8	221	10.7	307	13.5
Others(1)	4	-	(10)	-	(18)	-
Total operating income	$196	9.0%	$211	10.2%	$289	12.7%

____________

(1)
Operating results of “Others” include items such as unused capacity charges, impairment & restructuring charges and other related closure costs, management reorganization expenses, phase out and start-up costs, and other unallocated expenses such as strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as assembly services and other revenue.

In the second quarter of 2019, ADG operating income was $73 million, decreasing sequentially by $22 million mainly due to a lower level of revenues and worsened manufacturing efficiency. AMS operating income was $74 million, growing sequentially by $31 million mainly due to strong increase of Imaging sales. MDG operating income was $45 million, decreasing compared to the prior quarter by $38 million mainly due to MMS decreased profitability impacted by lower sales of general purpose microcontrollers and less favorable product mix.

Compared to a year ago, ADG operating income decreased by $11 million. AMS operating income improved by $10 million compared to $64 million in the prior-year quarter, driven by Imaging increased profitability, and was solely partially offset by lower profitability in Analog. MDG operating income decreased by $114 million mainly impacted by MMS lower profitability.

Reconciliation to consolidated operating income

	Three Months Ended
	June 29, 2019	March 30, 2019	June 30, 2018
	(In millions)
Total operating income of product segments	$192	$221	$307
Impairment, restructuring charges and other related closure costs	(2)	-	-
Unallocated manufacturing results(1)	(10)	2	(7)
Strategic and other research and development programs and other non-allocated provisions(2)	16	(12)	(11)
Total operating income (loss) Others	4	(10)	(18)
Total consolidated operating income	$196	$211	$289
____________
(1)	Includes unallocated unused capacity charges associated with our front-end manufacturing facilities.

(2)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

Interest income (expense), net

	Three Months Ended
	June 29, 2019	March 30, 2019	June 30, 2018
	(In millions)
Interest income (expense), net	$-	$2	$(2)

In the second quarter of 2019, interest income of $14 million was entirely offset by interest expense on our borrowings and banking fees.

Interest expense recorded in the second quarters of 2019 and 2018 included a $10 million charge, non-cash, related to the senior unsecured convertible bonds issued on July 3, 2017. The corresponding expense amounted to $9 million in the first quarter of 2019.

Income tax expense

	Three Months Ended
	June 29, 2019	March 30, 2019	June 30, 2018
	(In millions)
Income tax expense	$(33)	$(32)	$(21)

During the second quarter of 2019, we registered an income tax expense of $33 million, reflecting the estimated annual effective tax rate in each of our jurisdictions, applied to the first half of 2019 consolidated result before taxes.

Net income attributable to parent company

	Three Months Ended
	June 29, 2019	March 30, 2019	June 30, 2018
	(In millions)
Net income attributable to parent company	$160	$178	$261
As percentage of net revenues	7.4%	8.6%	11.5%

For the second quarter of 2019, we reported a net income attributable to parent company of $160 million, representing diluted earnings per share of $0.18 compared to $0.20 in the prior quarter and $0.29 in the prior-year quarter.

First Half of 2019 vs. First Half of 2018

The following table sets forth consolidated statements of operations data for the periods indicated:

	Six Months Ended		Six Months Ended
	June 29, 2019		June 30, 2018
	$ million	% of net revenues	$ million	% of net revenues
Net sales	$4,232	99.6%	$4,463	99.3%
Other revenues	17	0.4	31	0.7
Net revenues	4,249	100.0	4,494	100.0
Cost of sales	(2,601)	(61.2)	(2,695)	(60.0)
Gross profit	1,648	38.8	1,799	40.0
Selling, general and administrative	(540)	(12.7)	(542)	(12.1)
Research and development	(749)	(17.6)	(705)	(15.7)
Other income and expenses, net	51	1.2	26	0.6
Impairment, restructuring charges and other related closure costs	(2)	(0.1)	(20)	(0.4)
Operating income	408	9.6	558	12.4
Interest income (expense), net	2	0.1	(5)	(0.1)
Other components of pension benefit costs	(7)	(0.2)	(5)	(0.1)
Income (loss) on equity-method investments	1	-	-	-
Income before income taxes and noncontrolling interest	404	9.5	548	12.2
Income tax expense	(65)	(1.5)	(44)	(1.0)
Net income	339	8.0	504	11.2
Net loss (income) attributable to noncontrolling interest	(1)	-	(4)	(0.1)
Net income attributable to parent company	$338	8.0%	$500	11.1%

Net revenues

	Six Months Ended
	June 29, 2019	June 30, 2018	% Variation
	(In millions)
Net sales	$4,232	$4,463	(5.2)%
Other revenues	17	31	(43.7)
Net revenues	$4,249	$4,494	(5.5)%

Our first half 2019 net revenues decreased compared to the year-ago period by 5.5% as a result of an approximate 14% decrease in volume and an approximate 9% increase in average selling prices, the latter entirely due to a more favorable product mix.

Net revenues by product group

	Six Months Ended
	June 29, 2019	June 30, 2018	% Variation
	(In millions)
Automotive and Discrete Group (ADG)	$1,788	$1,687	6.0%
Analog, MEMS and Sensors Group (AMS)	1,246	1,268	(1.7)
Microcontrollers and Digital ICs Group (MDG)	1,208	1,532	(21.2)
Others	7	7	-
Total consolidated net revenues	$4,249	$4,494	(5.5)%

By product group, the first half of 2019 ADG revenues were up 6.0% supported by an average selling price increase of approximately 24%, driven by product mix improvements, partially compensated by an approximate 18% decrease in volumes. AMS revenues decreased 1.7%, due to an approximate 6% decrease in volumes, partially offset by an approximate 4% increase in average selling prices, the latter entirely driven by improved product mix, partially offset by pure pricing effect. MDG revenues decreased 21.2% compared to the prior period, driven by an approximate decrease of 17% in volumes coupled with approximately 4% decrease in average selling prices.

Net Revenues by Market Channel (1)

	Six Months Ended
	June 29, 2019	June 30, 2018
OEM	68%	62%
Distribution	32	38
Total	100%	100%

____________
(1)
Original Equipment Manufacturers (“OEM”) are the end-customers to which we provide direct marketing application engineering support, while Distribution customers refers to the distributors and representatives that we engage to distribute our products around the world.

By market channel, Distribution reached 32% share of total revenues in the first half of 2019, compared to approximately 38% in the first half of 2018, due to the ongoing inventory correction.

Net Revenues by Location of Shipment (1)

	Six Months Ended
	June 29, 2019	June 30, 2018	% Variation
	(In millions)
EMEA	$1,178	$1,248	(5.6)%
Americas	665	607	9.4
Asia Pacific	2,406	2,639	(8.8)
Total	$4,249	$4,494	(5.5)%

____________

(1)
Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Furthermore, the comparison among the different periods may be affected by shifts in shipment from one location to another, as requested by our customers.

By location of shipment, Americas registered revenue growth of 9.4%, mainly driven by Power Discrete, while EMEA and Asia Pacific revenues decreased by 5.6% and 8.8%, respectively, mainly due to MMS.

Gross profit

	Six Months Ended
	June 29, 2019	June 30, 2018	% Variation
	(In millions)
Gross profit	$1,648	$1,799	(8.4)%
Gross margin (as percentage of net revenues)	38.8%	40.0%	-120 bps

Gross margin was 38.8% for the first half of 2019, decreasing by approximately 120 basis points compared to the year-ago period mainly due to usual price pressure and higher unloading charges.

Operating expenses

	Six Months Ended
	June 29, 2019	June 30, 2018	% Variation
	(In millions)
Selling, general and administrative expenses	$(540)	$(542)	0.3%
Research and development expenses	(749)	(705)	(6.2)
Total operating expenses	$(1,289)	$(1,247)	(3.4)%
As percentage of net revenues	(30.3)%	(27.7)%	-260 bps

Our operating expenses increased compared to the year-ago period, negatively impacted by salary dynamic, higher costs of the share based compensation plans and increased R&D activities, partially offset by the favorable currency effects, net of hedging.

Total R&D expenses were net of research tax credits, which amounted to $61 million in the first half of 2019 and $64 million in the first half of 2018.

Other income and expenses, net

	Six Months Ended
	June 29, 2019	June 30, 2018
	(In millions)
Research and development funding	$50	$21
Phase-out and start-up costs	(7)	-
Exchange gain, net	-	3
Patent costs, net of reversal of unused provisions	-	(5)
Gain on sale of businesses and non-current assets	6	7
Other, net	2	-
Other income and expenses, net	$51	$26
As percentage of net revenues	1.2%	0.6%

In the first half of 2019, we recognized other income, net, of $51 million, increasing compared to $26 million in the first half of 2018. The increase is mainly due to higher income from R&D funding, which included a $19 million catch-up from year 2018, following the launch of the Nano 2022 program.

In the first half of 2019 we also recorded start-up costs associated with the acquisition of the remaining production assets from Micron in May 2019 and the resulting progressive ramp-up of technologies as well as our progressive phase out from some 6” activities in Catania.

Impairment, restructuring charges and other related closure costs

	Six Months Ended
	June 29, 2019	June 30, 2018
	(In millions)
Impairment, restructuring charges and other related closure costs	$(2)	$(20)

In the first half of 2019, we recorded $2 million of impairment, restructuring charges and other related closure costs, related to the impairment of customized equipment used for a specific project with no alternative use.

In the first half of 2018, we recorded $20 million of impairment, restructuring charges and other related closure costs, entirely related to the now completed set-top box plan.

Operating income

	Six Months Ended
	June 29, 2019	June 30, 2018
	(In millions)
Operating income	$408	$558
As percentage of net revenues	9.6%	12.4%

Operating income in the first half of 2019 decreased compared to the prior period by $150 million to $408 million.

Operating income by product group(1)

	Six Months Ended
	June 29, 2019		June 30, 2018
	$ million	% of net revenues	$ million	% of net revenues
Automotive and Discrete Group (ADG)	$168	9.4%	$174	10.3%
Analog, MEMS and Sensors Group (AMS)	118	9.4	129	10.2
Microcontrollers and Digital ICs Group (MDG)	127	10.5	305	19.9
Total operating income of product segments	413	9.7	608	13.5
Others(1)	(5)	-	(50)	-
Total consolidated operating income	$408	9.6%	$558	12.4%
____________

(1)	Certain amounts in the prior periods have been adjusted to reflect the January 1, 2018 adoption of ASU 2017-07 related to the reclassification of certain pension costs.
(2)
Operating results of “Others” include items such as unused capacity charges, impairment & restructuring charges and other related closure costs, management reorganization expenses, phase out and start-up costs, and other unallocated expenses such as strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as assembly services and other revenue.

In the first half of 2019, ADG operating income decreased by $6 million to $168 million, mainly due to a lower profitability of Power Discrete. AMS operating income was $118 million, decreasing by $11 million mainly due to Analog results. MDG operating income was $127 million, and decreased as compared to the prior quarter by $178 million mainly due to MMS decreased profitability impacted by lower sales of general purpose microcontrollers.

Reconciliation to consolidated operating income (loss)

	Six Months Ended
	June 29, 2019	June 30, 2018
	(In millions)
Total operating income of product segments	$413	$608
Impairment, restructuring charges and other related closure costs	(2)	(20)
Unallocated manufacturing results(1)	(8)	(5)
Strategic and other research and development programs and other non-allocated provisions(2)	5	(25)
Total operating loss Others	(5)	(50)
Total consolidated operating income	$408	$558

____________
(1)	Includes unallocated unused capacity charges associated with our front-end manufacturing facilities.

(2)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

Interest income (expense), net

	Six Months Ended
	June 29, 2019	June 30, 2018
	(In millions)
Interest income (expense), net	$2	$(5)

In the first half of 2019, net interest income on our borrowings and banking fees was $2 million, comprised of $30 million of interest income, partially offset by $28 million interest expense, mainly non-cash, related to the senior unsecured convertible bonds issued on July 3, 2017. In the first half of 2018, net interest expense on our borrowings and banking fees was $5 million, comprised of $26 million interest expense, mainly non-cash, related to the senior unsecured convertible bonds issued on July 3, 2017, partially offset by $21 million of interest income.

Income tax expense

	Six Months Ended
	June 29, 2019	June 30, 2018
	(In millions)
Income tax expense	$(65)	$(44)

During the first half of 2019, we registered an income tax expense of $65 million, reflecting the estimated annual effective tax rate in each of our jurisdictions, applied to the first half of 2019 consolidated result before taxes. Our income tax also included the estimated impact of provisions related to potential tax positions which have been considered uncertain.

In the first half of 2018, we registered an income tax expense of $44 million.

Our tax rate is variable and depends on changes in the level of operating results within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimations of our tax provisions. Our income tax amounts and rates also depend on our loss carry-forwards and their relevant valuation allowances, which are based on estimated projected plans and available tax planning strategies. In the case of material changes in these plans, the valuation allowances could be adjusted accordingly with an impact on our tax charges. We currently enjoy certain tax benefits in certain countries. Such benefits may not be available in the future due to changes in the local jurisdictions; our estimated tax rate could be different in future quarters and may increase in the coming years. In addition, our annual income tax charges include the estimated impact of provisions related to potential tax positions which have been considered uncertain.

Net income attributable to parent company
	Six Months Ended
	June 29, 2019	June 30, 2018
	(In millions)
Net income attributable to parent company	$338	$500
As percentage of net revenues	8.0%	11.1%

For the first half of 2019, we reported net income of $338 million, representing diluted earnings per share of $0.37, compared to a net income of $500 million in the prior period, representing diluted earnings per share of $0.55.

Legal Proceedings

For a discussion of legal proceedings, see Note 26 Contingencies, Claims and Legal Proceedings to our Interim Consolidated Financial Statements.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by material changes in the exchange rates between the U.S. dollar and other currencies, particularly the Euro.

As a market practice, the reference currency for the semiconductor industry is the U.S. dollar and the market prices of semiconductor products are mainly denominated in U.S. dollars. However, revenues for certain of our products (primarily certain of our products sold in Europe) are quoted in currencies other than the U.S. dollar and as such are directly affected by fluctuations in the value of the U.S. dollar. As a result of currency variations, the appreciation of the Euro compared to the U.S. dollar could increase our level of revenues when reported in U.S. dollars or the depreciation of the Euro compared to the U.S. dollar could decrease our level of revenues when reported in U.S. dollars. Over time and depending on market conditions, the prices in the industry could align to the equivalent amount in U.S. dollars, except that there is a lag between the changes in the currency rate and the adjustment in the price paid in local currency, which is proportional to the amplitude of the currency swing, and such adjustment could be only partial and/or delayed, depending on market demand. Furthermore, certain significant costs incurred by us, such as manufacturing costs, SG&A expenses, and R&D expenses, are largely incurred in the currency of the jurisdictions in which our operations are located. Given that most of our operations are located in the Euro zone and other non-U.S. dollar currency areas, including Singapore, our costs tend to increase when translated into U.S. dollars when the U.S. dollar weakens or to decrease when the U.S. dollar strengthens.

Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we have hedged certain line items on our Interim Consolidated Statements of Income, in particular with respect to a portion of the costs of sales, most of the R&D expenses and certain SG&A expenses, located in the Euro zone, which we account for as cash flow hedging contracts. We use two different types of hedging contracts: forward and options (including collars).

Our Interim Consolidated Statements of Income for the six months ended June 29, 2019 included income and expense items translated at the average U.S. dollar exchange rate for the period, plus the impact of the hedging contracts expiring during the period. Our effective exchange rate was $1.14 for €1.00 in the second quarter of 2019 compared to $1.16 for €1.00 in the prior quarter and $1.19 for €1.00 in the second quarter of 2018. These effective exchange rates reflect the actual exchange rates combined with the impact of cash flow hedging contracts that matured in the period.

The time horizon of our cash flow hedging for manufacturing costs and operating expenses may run up to 24 months, for a limited percentage of our exposure to the Euro, depending on currency market circumstances. As of June 29, 2019, the outstanding hedged amounts were €750 million to cover manufacturing costs and €481 million to cover operating expenses, both at an average exchange rate of approximately $1.19 for €1.00 (considering the collars at upper strike), maturing over the period from July 2, 2019 to July 28, 2020. As of June 29, 2019, measured with respect to the exchange rate at period closing of approximately $1.14 to €1.00, these outstanding hedging contracts and certain expiring contracts covering manufacturing expenses capitalized in inventory resulted in a deferred loss before tax of approximately $15 million, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity, compared to a deferred loss before tax of approximately $38 million at December 31, 2018.

We also hedge certain manufacturing costs denominated in Singapore dollars (SGD); as of June 29, 2019, the outstanding hedged amounts were SGD 160 million at an average exchange rate of approximately SGD 1.36 to $1.00 maturing over the period from July 3, 2019 to May 28, 2020. As of June 29, 2019, these outstanding hedging contracts and certain expiring contracts covering manufacturing expenses capitalized in inventory were  nil, compared to a deferred loss before tax of approximately $1 million at December 31, 2018.

Our cash flow hedging policy is not intended to cover our full exposure and is based on hedging a declining portion of our exposure in the next four quarters. In the second quarter of 2019, as a result of our cash flow hedging, we recorded a net loss of $23 million consisting of a loss of approximately $15 million to costs of goods sold, $6 million to research and development and $2 million in selling, general and administrative expenses, while in the comparable quarter in 2018, we recorded a net gain of $11 million.

In addition to our cash flow hedging, in order to mitigate potential exchange rate risks on our commercial transactions, we purchase and enter into forward foreign currency exchange contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates, which we account for as fair value instruments. We may in the future purchase or sell similar types of instruments. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F. Furthermore, we may not predict in a timely fashion the amount of future transactions in the volatile industry environment. No assurance may be given that our hedging activities will sufficiently protect us against declines in the value of the U.S. dollar. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates. The net effect of our consolidated foreign exchange exposure recorded in “Other income and expenses, net” in our Interim Consolidated Statements of Income for the second quarter of 2019 was nil.

The assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses, as well as cash flows, are translated at the average exchange rate for the period. The balance sheet impact, as well as the income statement and cash flow impact, of such translations have been, and may be expected to be, significant from period to period since a large part of our assets and liabilities and activities are accounted for in Euros as they are located in jurisdictions where the Euro is the functional currency. Adjustments resulting from the translation are recorded directly in equity, and are shown as “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity. At June 29, 2019, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.

For a more detailed discussion, see Item 3. “Key Information — Risks Related to Our Operations” in our Form 20-F, which may be updated from time to time in our public filings.

Impact of Changes in Interest Rates

Interest rates may fluctuate upon changes in financial market conditions and material changes can affect our results of operations and financial condition, since these changes can impact the total interest income received on our cash and cash equivalents and marketable securities, as well as the total interest expense paid on our financial debt.

Our interest income (expense), net, as reported in our Interim Consolidated Statements of Income, is the balance between interest income received from our cash and cash equivalents and marketable securities investments and interest expense paid on our financial liabilities, non-cash interest expense on the senior unsecured convertible bonds and bank fees (including fees on committed credit lines). Our interest income is dependent upon fluctuations in interest rates, mainly in U.S. dollars and Euros, since we invest primarily on a short-term basis; any increase or decrease in the market interest rates would mean a proportional increase or decrease in our interest income. Our interest expenses are also dependent upon fluctuations in interest rates, since our financial liabilities include European Investment Bank Floating Rate Loans at Libor and Euribor plus spreads.

At June 29, 2019, our total liquidity, including cash and cash equivalents, restricted cash and marketable securities generated an average interest income annual rate of 2.16%. At the same date, the average interest annual rate on our outstanding debt was 2.28% including the non-cash effective interest of the senior unsecured convertible bonds, while the average cash interest annual rate was only 0.44%.

Impact of Changes in Equity Prices

As of June 29, 2019, we did not hold any significant equity participations, which could be subject to a material impact in changes in equity prices. However, we hold equity participations whose carrying value could be reduced due to further losses or impairment charges of our equity-method investments. See Note 20 to our Consolidated Financial Statements.

Liquidity and Capital Resources

Treasury activities are regulated by our policies, which define procedures, objectives and controls. Our policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. The majority of our cash and cash equivalents are held in U.S. dollars and Euros and are placed with financial institutions rated at least a single A long-term rating, meaning at least A3 from Moody’s Investors Service (“Moody’s”) and A- from Standard & Poor’s (“S&P”) or Fitch Ratings (“Fitch”). Marginal amounts are held in other currencies. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F, which may be updated from time to time in our public filings.

Cash flow

We maintain a significant cash position and a low debt-to-equity ratio, which provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

During the first half of 2019, our net cash decreased by $87 million, due to the net cash used in investing activities exceeding the net cash from operating and financing activities.

The components of our cash flow for the comparable periods are set forth below:

	Six Months Ended
	June 29, 2019	June 30, 2018
	(In millions)
Net cash from operating activities	$665	$816
Net cash used in investing activities	(799)	(776)
Net cash from (used in) financing activities	50	(114)
Effect of changes in exchange rates	(3)	(2)
Net cash increase	$(87)	$(76)

Net cash from operating activities. Net cash from operating activities is the sum of (i) net income adjusted for non-cash items and (ii) changes in net working capital. The net cash from operating activities for the first half of 2019 was $665 million, decreasing compared to $816 million in the prior-year period mainly due to lower net income.

Net cash used in investing activities. Investing activities used $799 million of cash in the first half of 2019 increasing compared to $776 million in the prior-year period after the net cash outflow of $76 million for the acquisition of 55% of Norstel’s share capital. Payments for purchase of tangible assets, net of proceeds, totaled $694 million, compared to $741 million registered in the prior-year period.

Net cash from (used in) financing activities. Net cash from financing activities was $50 million for the first half of 2019, compared to $114 million used for the first half of 2018, and consisted mainly of $281 million proceeds from long-term debt, $125 million repurchase of common stock and $107 million dividends paid to stockholders.

Free Cash Flow (non U.S. GAAP measure)

We also present Free Cash Flow, which is a non U.S. GAAP measure, defined as (i) net cash from operating activities plus (ii) net cash used in investing activities, excluding payment for purchase (and proceeds from sale) of marketable securities, and investment in short-term deposits. The result of this definition is ultimately net cash from operating activities plus payment for purchase (and proceeds from sale) of tangible, intangible and financial assets, proceeds received in the sale of businesses and cash paid for business acquisitions. We believe Free Cash Flow, a non U.S. GAAP measure, provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations. Free Cash Flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. Free Cash Flow reconciles with the net cash increase (decrease) by including the payment for purchase (and proceeds from the sale) of marketable securities, the change in short-term deposits, the net cash from (used in) financing activities and the effect of changes in exchange rates. In addition, our definition of Free Cash Flow may differ from definitions used by other companies. Free Cash Flow is determined as follows from our Consolidated Statements of Cash Flows:

	Three Months Ended	Six Months Ended
	June 29, 2019	June 29, 2019	June 30, 2018
	(In millions)
Net cash from operating activities	$324	$665	$816
Net cash used in investing activities	(391)	(799)	(776)
Excluding:
Payment for purchase and proceeds from sale of marketable securities and investment in short term deposits	-	-	16
Payment for purchase and proceeds from sale of tangible and intangible assets (1)	(391)	(799)	(760)
Free Cash Flow (non U.S. GAAP measure)	$(67)	$(134)	$56

(1)
Reflects the total of the following line items reconciled with our Consolidated Statements of Cash Flows relating to the investing activities: Payment for purchase of tangible assets, Proceeds from sale of tangible assets, Payment for purchase of intangible assets, Payment for purchase of financial assets, Proceeds from sale of financial assets, Proceeds received in sale of businesses, payment for business acquisition, net of cash and cash equivalents acquired.

Free Cash Flow decreased in the first half of 2019 compared to the year-ago period, mainly due to lower cash from operating activities and higher cash used in investing activities, as a result of the cash outflow of $76 million for the acquisition of 55% of Norstel’s share capital.

Net Financial Position (non U.S. GAAP measure)

Our Net Financial Position represents the difference between our total liquidity and our total financial debt. Our total liquidity includes cash and cash equivalents, restricted cash, short-term deposits and marketable securities, and our total financial debt includes short-term debt, including bank overdrafts, and long-term debt, as represented in our Consolidated Balance Sheets. Net Financial Position is not a U.S. GAAP measure but we believe it provides useful information for investors and management because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents, restricted cash, short-term deposits and marketable securities and the total level of our financial indebtedness. In addition, our definition of Net Financial Position may differ from definitions used by other companies and therefore comparability may be limited. Our Net Financial Position for each period has been determined as follows from our Consolidated Balance Sheets:

	As at
	June 29, 2019	December 31, 2018	June 30, 2018
	(In millions)
Cash and cash equivalents	$2,119	$2,266	$1,683
Restricted cash	60	-	-
Short-term deposits	-	-	15
Marketable securities	333	330	429
Total Liquidity	2,512	2,596	2,127
Short-term debt	(174)	(146)	(118)
Long-term debt	(2,030)	(1,764)	(1,598)
Total financial debt	(2,204)	(1,910)	(1,716)
Net Financial Position	$308	$686	$411

Our Net Financial Position as of June 29, 2019 was $308 million, decreasing compared to $686 million at December 31, 2018.

Cash and cash equivalents amounted to $2,179 million as at June 29, 2019.

Marketable securities amounted to $333 million as at June 29, 2019, and consisted of U.S. Treasury Bonds available for sale.

Financial debt was $2,204 million as at June 29, 2019, composed of (i) $174 million of current portion of long-term debt and (ii) $2,030 million of long-term debt. The breakdown of our total financial debt included (i) $854 million in European Investment Bank (“EIB”) loans, (ii) $1,335 million in the senior unsecured convertible bonds, and (iii) $15 million in other long-term loans and loans from other funding programs.

The EIB Loans are comprised of three long-term amortizing credit facilities as part of our R&D funding programs. The first, signed in 2010, is a €350 million multi-currency loan to support our industrial and R&D programs. It was drawn mainly in U.S. dollars for an amount of $321 million and only partially in Euros for an amount of €100 million, of which $109 million remained outstanding as of June 29, 2019. The second, signed in 2013, is a €350 million multi-currency loan which also supports our R&D programs. It was drawn in U.S. dollars for an amount of $471 million, of which $176 million is outstanding as of June 29, 2019. The third, signed in August 2017, is a €500 million loan, in relation to R&D and capital expenditure investments in the European Union. It was fully drawn in Euros corresponding to $569 million outstanding as of June 29, 2019.

On July 3, 2017, we issued a $1.5 billion offering of senior unsecured bonds convertible into new or existing ordinary shares of ST, for net proceeds of $1,502 million. The bonds were issued in two $750 million principal amount tranches, one with a maturity of 5 years (37.5% conversion premium, negative 0.25% yield to maturity, 0% coupon) and the other 7 years (37.5% conversion premium, 0.25% yield to maturity, 0.25% coupon). The conversion price at issuance was $20.54 on each tranche. The senior unsecured convertible bonds are convertible by the bondholders or callable by us, following a given time schedule, if certain conditions are satisfied. Under the terms of the bonds, we can satisfy the conversion rights either in cash or shares, or a combination of the two, at our selection. Assuming the exercise of the Issuer Soft Call at 130% of the Conversion Price after the initial lock-up period, the underlying shares under net shares settlement will be 16.9 million. Net proceeds from the issuance of the bonds of $1,502 million were used for general corporate purposes, including the early redemption of the outstanding $1 billion convertible bonds due 2019 and 2021, completed in the second half of 2017. Upon initial recognition, the proceeds were allocated between debt and equity by determining the fair value of the liability component using an income approach.

Our long-term debt contains standard conditions, but does not impose minimum financial ratios.

At June 29, 2019, debt payments at redemption value by period were as follows:

	Payments Due by Period
	Total	2019	2020	2021	2022	2023	Thereafter
	(In millions)
Long-term debt (including current portion)	2,369	144	174	119	810	60	1,062

Our current ratings with the three major rating agencies that report on us on a solicited basis, are as follows: S&P: “BBB” with stable outlook; Moody’s: “Baa3” with stable outlook; Fitch: “BBB” with stable outlook.

Financial Outlook: Capital Investment

Our policy is to modulate our capital spending according to the evolution of the semiconductor market. Based on current market visibility and the combination of new products, customer demand in the second half of 2019 and ongoing strategic initiatives, we confirm our capital investment in 2019 in a range of approximately $1.1 billion to $1.2 billion. A portion of this capital expenditure will be devoted to support three strategic initiatives: i) in Agrate, Italy the construction of a new 300mm fab to support next generation mixed signal, IGBT and power products; ii) the expansion of the installed capacity in SiC both in front-end and back-end and the start-up of production of GaN technology in Catania 150mm and Tours 200mm and iii) next generation Image sensor technology. In addition to our strategic initiatives, our main capital investment in front-end is in i) our 300mm fab in Crolles, expanding capacity optimizing existing infrastructure to support production ramp up on our main runner technologies; ii) mix evolution, and a few selected programs of capacity growth and infrastructure preparation, mainly in the area of mixed signal and discrete processes; and iii) capacity increase of Power MOS technology in 200mm in Singapore by the progressive integration of the former Micron fab in Singapore. The most important 2019 capital investment for our back-end facilities are expected to be: (i) capacity growth on certain package families, including the SiC technology, next generation Imaging sensor technologies and new products for Automotive and Industrial, to sustain market demand; (ii) modernization and rationalization of package lines targeting cost savings benefits; and (iii) specific investments in the areas of factory automation, quality, environment and energy savings. In addition, we will invest in overall capacity adjustment in final testing and wafers probing (EWS) to meet increased demand and a changed product mix as well as invest in quality, safety, maintenance, productivity and cost savings in both 150mm, 200mm front-end fabs and back-end plants.

We will continue to invest to support revenues growth and new products introduction, taking into consideration factors such as trends in the semiconductor industry and capacity utilization. We expect to need significant financial resources in the coming years for capital expenditures and for our investments in manufacturing and R&D. We plan to fund our capital requirements from cash provided by operating activities, available funds and support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuance of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results, and consequently of our profitability, could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in prior years to fund our capital expenditure plans for expanding/upgrading our production facilities, our working capital requirements, our R&D and manufacturing costs.

As a result of our exit from the ST-Ericsson joint venture, our exposure is limited to covering 50% of ST-Ericsson’s needs to complete the wind-down, which are estimated to be negligible, based on our current visibility of the ST-Ericsson liquidation balance.

We believe that we have the financial resources needed to meet our currently projected business requirements for the next twelve months, including capital expenditures for our manufacturing activities, working capital requirements, approved dividend payments and the repayment of our debts in line with their maturity dates.

Contractual Obligations, Commercial Commitments and Contingencies

Our contractual obligations, commercial commitments and contingencies are mainly comprised of: long term purchase commitments for material, equipment and software license, take or pay type of agreements to outsource wafers from foundries, commercial agreements with customers, long term debt obligations, pension obligations and other long term liabilities.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements at June 29, 2019.

Impact of Recently Issued U.S. Accounting Standards

See Note 5 Recent Accounting Pronouncements to our Interim Consolidated Financial Statements.

Backlog and Customers

During the second quarter of 2019, our booking plus net frames orders increased compared to the first quarter of 2019. We entered the third quarter 2019 with a backlog higher than the level we had when entering in the second quarter 2019. Backlog (including frame orders) is subject to possible cancellation, push back and lower ratio of frame orders being translated into firm orders and, thus, it is not necessarily indicative of the amount of billings or growth to be registered in subsequent periods.

There is no guarantee that any customer will continue to generate revenues for us at the same levels as in prior periods. If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, not confirm planned delivery dates on frame orders in a significant manner or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

Disclosure Controls and Procedures

Evaluation

Our management, including the CEO and CFO, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934 (“Disclosure Controls”) as of the end of the period covered by this report. Disclosure Controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Securities and Exchange Act of 1934, such as this periodic report, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure Controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Our quarterly evaluation of Disclosure Controls includes an evaluation of certain components of our internal control over financial reporting, and internal control over financial reporting is also separately evaluated on an annual basis.

The evaluation of our Disclosure Controls included a review of the controls’ objectives and design, our implementation of the controls and their effect on the information generated for use in this periodic report. In the course of the controls evaluation, we reviewed identified data errors, errors in process flow or delay in communication, control problems or acts of fraud and sought to confirm that appropriate corrective actions, including process improvements, were being undertaken. This type of evaluation is performed at least on a quarterly basis so that the conclusions of management, including the CEO and CFO, concerning the effectiveness of the Disclosure Controls can be reported in our periodic reports on Form 6-K and Form 20-F. The components of our Disclosure Controls are also evaluated on an ongoing basis by our Internal Audit Department, which reports directly to our Audit Committee. The overall goals of these various evaluation activities are to monitor our Disclosure Controls, and to modify them as necessary. Our intent is to maintain the Disclosure Controls as dynamic systems that change as conditions warrant.

Based upon the controls evaluation, our CEO and CFO have concluded that, as of the end of the period covered by this periodic report, our Disclosure Controls were effective.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls

No system of internal control over financial reporting, including one determined to be effective, may prevent or detect all misstatements. It can provide only reasonable assurance regarding financial statement preparation and presentation. Also, projections of the results of any evaluation of the effectiveness of internal control over financial reporting into future periods are subject to inherent risk that the relevant controls may become inadequate due to changes in circumstances or that the degree of compliance with the underlying policies or procedures may deteriorate.

Other Reviews

We have sent this report to our Audit Committee, which had an opportunity to raise questions with our management and independent auditors before we submitted it to the Securities and Exchange Commission.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements contained in this Form 6-K that are not historical facts, particularly in “Business Overview” and in “Liquidity and Capital Resources—Financial Outlook: Capital Investment”, are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements due to, among other factors:

•	Changes in global trade policies, including the adoption and expansion of tariffs and trade barriers, that could affect the macro-economic environment and adversely impact the demand for our products;

•	Uncertain macro-economic and industry trends, which may impact end-market demand for our products;

•	Customer demand that differs from projections;

•	The ability to design, manufacture and sell innovative products in a rapidly changing technological environment;

•
Changes in economic, social, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflicts, social unrest, labor actions, or terrorist activities;

•	Unanticipated events or circumstances, which may impact our ability to execute our plans and/or meet the objectives of our R&D and manufacturing programs, which benefit from public funding;

•
The Brexit vote and the perceptions as to the impact of the withdrawal of the U.K. may adversely affect business activity, political stability and economic conditions in the U.K., the Eurozone, the EU and elsewhere. While we do not have material operations in the U.K. and have not experienced any material impact from Brexit on our underlying business to date, we cannot predict its future implications;

•	Financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;

•	The loading, product mix, and manufacturing performance of our production facilities and/or our required volume to fulfill capacity reserved with suppliers or third party manufacturing providers;

•	Availability and costs of equipment, raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations;

•
The functionalities and performance of our IT systems, which are subject to cybersecurity threats and which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers or suppliers;

•
Theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of global and local privacy legislation, including the EU’s General Data Protection Regulation (“GDPR”);

•	The impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•
Changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	Variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

•	The outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;

•	Product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;

•	Natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;

•	Industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers; and

•
The ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third party components and performance of subcontractors in line with our expectations.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes”, “expects”, “may”, “are expected to”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information” in our Form 20-F. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in our Form 20-F as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this Form 6-K to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Item 3. Key Information” from time to time in our SEC filings, could have a material adverse effect on our business and/or financial condition.

STMICROELECTRONICS N.V.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Six months ended
	(Unaudited)
	June 29,	June 30,
In million of U.S. dollars except per share amounts	2019	2018

Net sales	4,232	4,463
Other revenues	17	31
Net revenues	4,249	4,494
Cost of sales	(2,601)	(2,695)
Gross profit	1,648	1,799
Selling, general and administrative	(540)	(542)
Research and development	(749)	(705)
Other income and expenses, net	51	26
Impairment, restructuring charges and other related closure costs	(2)	(20)
Operating income	408	558
Interest income (expense), net	2	(5)
Other components of pension benefit costs	(7)	(5)
Income (loss) on equity-method investments	1	-
Income before income taxes and noncontrolling interest	404	548
Income tax expense	(65)	(44)
Net income	339	504
Net income attributable to noncontrolling interest	(1)	(4)
Net income attributable to parent company	338	500

Earnings per share (Basic) attributable to parent company stockholders	0.38	0.56
Earnings per share (Diluted) attributable to parent company stockholders	0.37	0.55

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Three months ended
	(Unaudited)
	June 29,	June 30,
In million of U.S. dollars except per share amounts	2019	2018

Net sales	2,160	2,250
Other revenues	13	19
Net revenues	2,173	2,269
Cost of sales	(1,343)	(1,358)
Gross profit	830	911
Selling, general and administrative	(269)	(277)
Research and development	(381)	(356)
Other income and expenses, net	18	11
Impairment, restructuring charges and other related closure costs	(2)	-
Operating income	196	289
Interest expense, net	-	(2)
Other components of pension benefit costs	(3)	(3)
Income (loss) on equity-method investments	-	-
Income before income taxes and noncontrolling interest	193	284
Income tax expense	(33)	(21)
Net income	160	263
Net income attributable to noncontrolling interest	-	(2)
Net income attributable to parent company	160	261

Earnings per share (Basic) attributable to parent company stockholders	0.18	0.29
Earnings per share (Diluted) attributable to parent company stockholders	0.18	0.29

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Six months ended
	(Unaudited)
	June 29,	June 30,
In million of U.S. dollars	2019	2018

Net income	339	504
Other comprehensive income (loss), net of tax :
Currency translation adjustments arising during the period	(12)	(56)
Foreign currency translation adjustments	(12)	(56)
Net unrealized gains (losses) arising during the period	3	(4)
Net unrealized gains (losses) on securities	3	(4)
Net unrealized gains (losses) arising during the period	(20)	(49)
Less : reclassification adjustment for (income) losses included in net income	41	(45)
Net unrealized gains (losses) on derivatives	21	(94)
Net gains (losses) arising during the period	4	4
Defined benefit pension plans	4	4
Other comprehensive income (loss), net of tax	16	(150)
Comprehensive income (loss)	355	354
Less : comprehensive income (loss) attributable to noncontrolling interest	1	4
Comprehensive income (loss) attributable to the company’s stockholders	354	350

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended
	(Unaudited)
	June 29,	June 30,
In million of U.S. dollars	2019	2018

Net income	160	263
Other comprehensive income (loss), net of tax :
Currency translation adjustments arising during the period	22	(104)
Foreign currency translation adjustments	22	(104)
Net unrealized gains (losses) arising during the period	2	(1)
Net unrealized gains (losses) on securities	2	(1)
Net unrealized gains (losses) arising during the period	4	(72)
Less : reclassification adjustment for (income) losses included in net income	20	(11)
Net unrealized gains (losses) on derivatives	24	(83)
Net gains (losses) arising during the period	2	2
Defined benefit pension plans	2	2
Other comprehensive income (loss), net of tax	50	(186)
Comprehensive income (loss)	210	77
Less : comprehensive income (loss) attributable to noncontrolling interest	-	2
Comprehensive income (loss) attributable to the company’s stockholders	210	75

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

	As at
	June 29,	December 31,
In million of U.S. dollars	2019	2018
	(Unaudited)	(Audited)

Assets
Current assets :
Cash and cash equivalents	2,119	2,266
Restricted cash	60	-
Marketable securities	333	330
Trade accounts receivable, net	1,162	1,277
Inventories	1,890	1,562
Other current assets	437	419
Total current assets	6,001	5,854
Goodwill	163	121
Other intangible assets, net	296	212
Property, plant and equipment, net	3,930	3,495
Non-current deferred tax assets	675	672
Long-term investments	62	61
Other non-current assets	390	452
	5,516	5,013
Total assets	11,517	10,867

Liabilities and equity
Current liabilities:
Short-term debt	174	146
Trade accounts payable	895	981
Other payables and accrued liabilities	885	874
Dividends payable to stockholders	166	60
Accrued income tax	48	59
Total current liabilities	2,168	2,120

Long-term debt	2,030	1,764
Post-employment benefit obligations	389	385
Long-term deferred tax liabilities	12	14
Other long-term liabilities	338	160
	2,769	2,323
Total liabilities	4,937	4,443

Equity
Parent company stockholders’ equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 par value, 1,200,000,000 shares authorized, 911,174,420 shares issued, 896,021,163 shares outstanding)	1,157	1,157
Capital surplus	2,915	2,843
Retained earnings	2,065	1,991
Accumulated other comprehensive income	525	509
Treasury stock	(216)	(141)
Total parent company stockholders’ equity	6,446	6,359
Noncontrolling interest	134	65
Total equity	6,580	6,424

Total liabilities and equity	11,517	10,867

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	(Unaudited)	(Unaudited)
	June 29,	June 30,
In million of U.S. dollars	2019	2018

Cash flows from operating activities:
Net income	339	504
Items to reconcile net income and cash flows from operating activities:
Depreciation and amortization	418	378
Interests and amortization of issuance costs on convertible bonds	19	18
Non-cash stock-based compensation	72	48
Other non-cash items	(56)	(48)
Deferred income tax	15	12
Loss (income) on equity-method investments	(1)	-
Impairment, restructuring charges and other related closure costs, net of cash payments	(12)	(4)
Changes in assets and liabilities:
Trade receivables, net	117	31
Inventories	(331)	(242)
Trade payables	(19)	64
Other assets and liabilities, net	104	55
Net cash from operating activities	665	816

Cash flows from investing activities:
Payment for purchase of tangible assets	(700)	(742)
Proceeds from sale of tangible assets	6	1
Investment in short-term deposits	-	(18)
Proceeds from matured short-term deposits	-	2
Payment for purchase of intangible assets	(27)	(19)
Payment for purchase of financial assets	(2)	-
Payment for business acquisitions, net of cash and cash equivalents acquired	(76)	-
Net cash used in investing activities	(799)	(776)

Cash flows from financing activities:
Proceeds from long-term debt	281	-
Repayment of long-term debt	(2)	(2)
Repurchase of common stock	(125)	-
Dividends paid to stockholders	(107)	(108)
Proceeds from noncontrolling interests	7	-
Payment of withholding tax on vested shares	(4)	(4)
Net cash from (used in) financing activities	50	(114)
Effect of changes in exchange rates	(3)	(2)
Net cash decrease	(87)	(76)
Cash, cash equivalents and restricted cash at beginning of the period	2,266	1,759
Cash, cash equivalents and restricted cash at end of the period	2,179	1,683

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF EQUITY

In million of U.S. dollars, except per share amounts					Accumulated
					Other
	Common	Capital	Treasury	Retained	Comprehensive	Noncontrolling	Total
	Stock	Surplus	Stock	Earnings	Income (Loss)	Interest	Equity

Balance as of December 31, 2017 (Audited)	1,157	2,718	(132)	973	688	63	5,467
Repurchase of common stock			(62)				(62)
Stock-based compensation expense		125	53	(53)			125
Comprehensive income (loss):
Net income				1,287		6	1,293
Other comprehensive income (loss), net of tax					(179)		(179)
Comprehensive income (loss)							1,114
Dividends to noncontrolling interest						(4)	(4)
Dividends, $0.24 per share				(216)			(216)
Balance as of December 31, 2018 (Audited)	1,157	2,843	(141)	1,991	509	65	6,424
Contribution of noncontrolling interest						7	7
Business combination						61	61
Repurchase of common stock			(125)				(125)
Stock-based compensation expense		72	50	(50)			72
Comprehensive income (loss):
Net income				338		1	339
Other comprehensive income (loss), net of tax					16		16
Comprehensive income (loss)							355
Dividends, $0.24 per share				(214)			(214)
Balance as of June 29, 2019 (Unaudited)	1,157	2,915	(216)	2,065	525	134	6,580

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.

Notes to Interim Consolidated Financial Statements (Unaudited)

1.	The Company

STMicroelectronics N.V. (the “Company”) is registered in The Netherlands with its corporate legal seat in Amsterdam, the Netherlands, and its corporate headquarters located in Geneva, Switzerland.

The Company is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, the Company participates in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.

2.	Fiscal Year

The Company’s fiscal year ends on December 31. Interim periods are established for accounting purposes on a thirteen-week basis.

The Company’s second quarter ended on June 29, 2019, its third quarter will end on September 28 and its fourth quarter will end on December 31.

3.	Basis of Presentation

The accompanying Unaudited Interim Consolidated Financial Statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), consistent in all material respects with those applied for the year ended December 31, 2018, except for the effects of adopting new accounting guidance effective on January 1, 2019, as described in Note 5. The interim financial information is unaudited but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.

All balances and values in the current and prior periods are in millions of U.S. dollars, except shares and per-share amounts.

The accompanying Unaudited Interim Consolidated Financial Statements do not include certain footnotes and financial presentation normally required on an annual basis under U.S. GAAP. Therefore, these interim financial statements should be read in conjunction with the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 28, 2019. However, they include mandatory disclosures required by accounting pronouncements effective on January 1, 2019, as further described in Note 5.

4.	Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions. The primary areas that require significant estimates and judgments by management include, but are not limited to:

•	sales returns and allowances,

•	inventory obsolescence reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory,

•	recognition and measurement of loss contingencies,

•	valuation at fair value of assets acquired or sold, including intangibles, goodwill, investments and tangible assets,

•	measurement of right-of-use assets and financial liabilities related to the accounting for lease arrangements,

•
annual and trigger-based impairment review of goodwill and intangible assets, as well as the assessment, in each reporting period, of events, which could trigger impairment testing on long-lived assets,

•	assessment of other-than-temporary impairment charges on financial assets, including equity-method investments,

•	recognition and measurement of restructuring charges and other related exit costs,

•	assumptions used in assessing the number of awards expected to vest on stock-based compensation plans,

•	assumptions used in calculating pension obligations and other long-term employee benefits, and

•
determination of the income tax expense estimated on the basis of the projected tax amount for the full year, including deferred income tax assets, valuation allowance and provisions for uncertain tax positions and claims.

The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends, market information used by market participants and the latest available business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While the Company regularly evaluates its estimates and assumptions, the actual results experienced by the Company could differ materially and adversely from those estimates.

5.	Recent Accounting Pronouncements

Accounting pronouncements effective in 2019

Lease accounting

The Company adopted on January 1, 2019 ASC 842 guidance on lease accounting by applying the optional simplified transition method with cumulative impact recorded in retained earnings at January 1, 2019 and no restatement of previous periods. In compliance with the new lease accounting guidance, as a lessee, the Company recognizes lease arrangements on the balance sheet as right-of-use assets as a category within “Property, plant and equipment, net”. The corresponding lease liabilities are reported on the line “Other long-term liabilities” when payment is expected beyond twelve months, and on the line “Other payables and accrued liabilities” for the current portion of the lease obligations. For income statement purposes, the new guidance is still based on a dual model, requiring leases to be classified as either operating or finance leases. Classification criteria are largely similar to current lease accounting guidance, except that the new guidance does not contain explicit bright lines. The new guidance has not changed the way operating lease expenses are recognized in the consolidated income statements, which is recorded on a straight-line basis over the lease period and reported as “Cost of sales”, “Selling, general and administrative”, or “Research and development” in the consolidated statements of income according to the intended use of the leased asset.

Lessor accounting is similar to the previously applied model, but updated to align with certain changes to the lessee model and the new revenue recognition guidance. Existing sale-leaseback guidance has been replaced with a new model applicable to both lessees and lessors. The Company did not report any existing sale-leaseback transaction upon adoption. Moreover, the Company is not involved in any significant lease arrangement in which it acts as a lessor.

Prior to the new guidance adoption, the Company classified as capital leases arrangements in which the Company had substantially all the risks and rewards of owernship. Only assets leased under capital leases were included in “Property, plant and equipment, net” and recorded at the lower of their fair value and the present value of the minimum lease payments. The Company did not report any material capital lease arrangement as at December 31, 2018.

The Company elected the package of transition practical expedients, which allowed the Company not to (1) reassess whether any expired or existing contracts are or contain leases, (2) reassess the lease classification for any expired or existing leases and (3) reassess initial direct costs for any existing leases. Additionally, the Company has elected not to allocate the consideration in existing contracts between lease and nonlease components.

The Company also elected to exclude from capitalization lease arrangements with a total duration lower than twelve months and amounts below $5,000. The impact upon adoption was an increase of property, plant and equipment to reflect the right-of-use assets for the existing lease arrangements, with a corresponding increase in other payables and accrued liabilities, for the operating lease obligations which payment is expected within one year, and other long-term liabilities for obligations with payments beyond one year. The value of capitalized lease arrangements totaled $218 million as of June 29, 2019, which is further described in Note 19.

Hedge accounting

The Company adopted on January 1, 2019 the improvements to hedge accounting issued in August 2017. The changes to existing guidance are intended to align hedge accounting with companies’ risk management strategies by simplifying the application of hedge accounting and enlarging the scope and results of hedging programs. The amendments to the existing guidance include designation of hedged items, effectiveness measurement, presentation and disclosure. The amended guidance has had no material impact on the Company’s existing foreign-exchange hedge strategy and hedge transactions classified as cash flow hedge.

Accounting pronouncements that are not yet effective and have not been adopted by the Company

In June 2016, the FASB issued new guidance on measuring credit losses for financial instruments. The objective of the new guidance is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments, primarily financial assets measured at amortized cost and available-for-sale debt securities, and other commitments to extend credit held by a reporting entity at each reporting date. The amended guidance replaces the incurred loss impairment methodology applied in current practice with an approach that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit losses estimates. The new guidance is effective for public companies for fiscal years beginning after December 15, 2019, including interim periods within those years. The Company will adopt the new guidance when effective and is currently assessing its impact on its consolidated financial statements.

In January 2017, the FASB simplified the accounting for goodwill impairment by removing step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value. The amended guidance is effective for public companies for annual and interim periods in fiscal years beginning after December 15, 2019, with early application permitted for goodwill impairment tests with measurement dates after January 1, 2017. The Company will adopt the new guidance when effective.

6.	Other Income and Expenses, Net

Other income and expenses, net consisted of the following:

	Three months ended		Six months ended
	June 29, 2019	June 30, 2018	June 29, 2019	June 30, 2018
Research and development funding	16	10	50	21
Phase-out and start-up costs	(6)	-	(7)	-
Exchange gain, net	-	1	-	3
Patent costs	1	(2)	-	(5)
Gain on sale of businesses and non-current assets	6	1	6	7
Other, net	1	1	2	-
Total	18	11	51	26

The Company receives significant public funding from governmental agencies in several jurisdictions. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions have been met.

Phase-out costs are costs incurred during the closing stage of a Company’s manufacturing facility. They are treated in the same manner as start-up costs. Start-up costs represent costs incurred in the start-up and testing of the Company’s new manufacturing facilities, before reaching the earlier of a minimum level of production or six months after the fabrication line’s quality certification.

Exchange gains and losses, net represent the portion of exchange rate changes on transactions denominated in currencies other than an entity’s functional currency and the changes in fair value of trading derivative instruments which are not designated as hedge and which have a cash flow effect related to operating transactions, as described in Note 27.

Patent costs include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees. They are reported net of settlements, if any, which primarily include reimbursements of prior patent litigation costs.

Gain on sale of businesses and non-current assets for the second quarter of 2019 was related to the sale of one of our non-strategic assets.

7.	Impairment, Restructuring Charges and Other Related Closure Costs

The Company did not incur any significant impairment, restructuring and other related closure costs in the second quarter and first half of 2019. Impairment, restructuring charges and other related closure costs incurred in the first half of 2018 are summarized as follows:

	Six months ended on June 30, 2018
	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
Set-top Box restructuring plan	-	(20)	-	(20)
Total	-	(20)	-	(20)

Impairment charges

In the second quarter of 2019, the Company incurred a $2 million impairment charge on equipment dedicated exclusively to a development project that was cancelled and for which no alternative future use was identified. No significant impairment charges were incurred in the first half of 2018.

Restructuring charges and other related closure costs

Provisions for restructuring charges and other related closure costs as at June 29, 2019 are summarized as follows:

	Set-top Box restructuring plan	Other restructuring initiatives	Total
Provision as at December 31, 2018	34	1	35

Charges incurred in 2019	-	-	-

Adjustment on unused provisions	(1)	-	(1)

Amounts paid	(12)	(1)	(13)

Currency translation effect	(1)	-	(1)

Provision as at June 29, 2019	20	-	20

•	$600-650 million net opex plan

In 2013, the Company committed to restructuring actions to reduce operating expenses, net of R&D grants to the level of $600 to $650 million on a quarterly basis. In the first half of 2018, the Company paid $6 million for the settlement of an existing unused lease arrangement in one of its locations in Europe. The plan is now fully completed.

•	EPS restructuring plan

In 2014, the Company committed to a plan affecting around 450 employees worldwide and targeting savings in the former Embedded Processing Solutions business. The plan is now fully completed.

•	Set-top Box restructuring plan

In 2016, the Company announced its decision to cease the development of new platforms and standard products for set-top-box and home gateway products. This decision implied a global workforce review of approximately 1,400 employees worldwide, which included about 430 employees in France through a voluntary departure plan, about 670 employees in Asia and about 120 employees in the United States of America.

Total impairment, restructuring charges and other related closure costs

The Set-top Box restructuring plan was expected to result in pre-tax charges of approximately $170 million. Since inception, restructuring charges, totaling $136 million, were incurred as of June 29, 2019. The plan was substantially completed in 2018 in all locations. The Company still incurs payments related to the voluntary plan in France.

8.	Interest income (expense), Net

Interest income (expense), net consisted of the following:

	Three months ended		Six months ended
	June 29, 2019	June 30, 2018	June 29, 2019	June 30, 2018
Income	14	11	30	21
Expense	(14)	(13)	(28)	(26)
Total	-	(2)	2	(5)

Interest income is related to the cash and cash equivalents, short-term deposits and marketable securities held by the Company. Interest expense recorded in the first half of 2019 included a $19 million charge on the senior unsecured convertible bonds issued on July 3, 2017, that was mainly a non-cash interest expense resulting from the accretion of the discount on the liability component. Net interest includes also charges related to the banking fees and the sale of trade and other receivables.

9.	Income Taxes

Income tax benefit (expense) is as follows:

	Three months ended		Six months ended
	June 29, 2019	June 30, 2018	June 29, 2019	June 30, 2018
Income tax benefit (expense)	(33)	(21)	(65)	(44)

The annual estimated effective tax rate method was applied, as management believes it provides a reliable estimate of the expected 2018 and 2019 income tax expense on an interim basis. During the second quarter and first half of 2019, the Company registered an income tax expense of $33 million and $65 million, respectively, reflecting the estimated annual effective tax rate in each of its jurisdictions, applied to the second quarter of 2019 consolidated result before taxes. In addition, the Company’s income tax included the estimated impact of provisions related to potential tax positions which have been considered uncertain.

At each reporting date, the Company assesses all material open income tax positions in all tax jurisdictions to determine any uncertain tax position. The Company uses a two-step process for the evaluation of uncertain tax positions. The first step consists in determining whether a benefit may be recognized; the assessment is based on a sustainability threshold. If the sustainability is lower than 50%, a full provision should be accounted for. In case of a sustainability threshold in step one higher than 50%, the Company must perform a second step in order to measure the amount of recognizable tax benefit, net of any liability for tax uncertainties. The measurement methodology in step two is based on a “cumulative probability” approach, resulting in the recognition of the largest amount that is greater than 50% likely of being realized upon settlement with the taxing authority. All unrecognized tax benefits affect the effective tax rate, if recognized.

10.	Earnings per share

Basic net earnings per share (“EPS”) is computed based on net income attributable to parent company stockholders using the weighted-average number of common shares outstanding during the reported period; the number of outstanding shares does not include treasury shares. Diluted EPS is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period, such as stock issuable pursuant to the exercise of stock options outstanding, unvested shares granted and the conversion of convertible debt.

	Three months ended		Six months ended
	June 29, 2019	June 30, 2018	June 29, 2019	June 30, 2018

Basic EPS

Net income attributable to parent company	160	261	338	500
Weighted average shares outstanding	893,612,013	897,886,876	894,981,090	897,253,192

Basic EPS	0.18	0.29	0.38	0.56

Diluted EPS

Net income attributable to parent company	160	261	338	500
Weighted average shares outstanding	893,612,013	897,886,876	894,981,090	897,253,192
Dilutive effect of stock awards	8,054,149	9,299,479	7,327,785	9,438,962
Dilutive effect of convertible bonds	-	8,374,368	-	8,451,552
Number of shares used in calculating diluted EPS	901,666,162	915,560,723	902,308,875	915,143,706

Diluted EPS	0.18	0.29	0.37	0.55

For the six months ended June 29, 2019, there was no dilutive effect of the senior convertible bonds issued on July 3, 2017 since the contingently conversion features were out-of-the-money.

11.	Accumulated Other Comprehensive Income (“AOCI”)

The table below details the changes in AOCI attributable to the company’s stockholders by component, net of tax, for the six months ended June 29, 2019:

	Gains (Losses) on Cash Flow Hedges	Gains (Losses) on Available-For-Sale Debt Securities	Defined Benefit Pension Plan Items	Foreign Currency Translation Adjustments (“CTA”)	Total
December 31, 2018	(39)	(2)	(179)	681	461
Cumulative tax impact	4	-	44	-	48
December 31, 2018, net of tax	(35)	(2)	(135)	681	509
OCI before reclassifications	(22)	3	-	(12)	(31)
Amounts reclassified from AOCI	46	-	5	-	51
OCI for the six months ended June 29, 2019	24	3	5	(12)	20
Cumulative tax impact	(3)	-	(1)	-	(4)
OCI for the six months ended June 29, 2019, net of tax	21	3	4	(12)	16
June 29, 2019	(15)	1	(174)	669	481
Cumulative tax impact	1	-	43	-	44
June 29, 2019, net of tax	(14)	1	(131)	669	525

Items reclassified out of Accumulated Other Comprehensive Income for six months period ended June 29, 2019 are listed in the table below:

Details about AOCI components	Amounts reclassified from AOCI	Affected line item in the statement where net income (loss) is presented
Gains (losses) on cash flow hedges

Foreign exchange derivative contracts	(29)	Cost of sales

Foreign exchange derivative contracts	(4)	Selling, general and administrative

Foreign exchange derivative contracts	(13)	Research and development

	5	Income tax benefit (expense)

	(41)	Net of tax
Defined benefit pension plan items
Amortization of actuarial gains (losses)	(5)	Other components of pension benefit costs(1)

	1	Income tax benefit (expense)

	(4)	Net of tax

Total reclassifications for the period attributable to the Company’s stockholders	(45)	Net of tax

(1) These items are included in the computation of net periodic pension cost, as described in Note 23.

12.	Marketable Securities

Changes in the value of marketable securities, as reported in current assets on the consolidated balance sheets as at June 29, 2019 and December 31, 2018 are detailed in the table below:

	December 31, 2018	Purchase	Sale / Redemption	Change in fair value included in OCI* for available-for-sale marketable securities	Change in fair value recognized in earnings	Foreign exchange result through OCI*	June 29, 2019
U.S. Treasury debt securities	330	-	-	3	-	-	333
Total	330	-	-	3	-	-	333
*Other Comprehensive Income

As at June 29, 2019, the Company held $333 million of U.S. Treasury Bonds, all transferred to financial institutions with high credit quality. These transactions were concluded in compliance with the Company’s policy to optimize the return on its short-term interest rate investments, always placed with institutions with high credit rating. The Company, acting as the securities lender, does not hold any collateral on the unsecured securities lending transactions. The Company retains effective control on the transferred securities.

The debt securities had an average rating of Aaa/AA+/AAA from Moody’s, S&P and Fitch, respectively. Out of the $333 million bond portfolio, $200 million matured early July 2019. The outstanding $133 million U.S. Treasury bonds have an average maturity of 2.01 years. The debt securities were reported as current assets on the line “Marketable Securities” on the consolidated balance sheet as at June 29, 2019, since they represented investments of funds available for current operations. The bonds were classified as available-for-sale and recorded at fair value as at June 29, 2019. This fair value measurement corresponds to a Level 1 fair value hierarchy measurement.  The aggregated amortized cost basis of these securities totaled $332 million as at June 29, 2019.

13.	Trade Accounts Receivable, Net

Trade accounts receivable, net consisted of the following:

	As at June 29, 2019	As at December 31, 2018
Trade accounts receivable	1,176	1,292
Allowance for doubtful accounts	(14)	(15)
Total	1,162	1,277

The Company enters from time to time into factoring transactions to accelerate the realization in cash of some trade accounts receivable. As at June 29, 2019, $75 million of trade accounts receivable were sold without recourse (nil as at December 31, 2018).

14.	Inventories

Inventories, net of reserve, consisted of the following:

	As at June 29, 2019	As at December 31, 2018
Raw materials	160	132
Work-in-process	1,281	1,005
Finished products	449	425
Total	1,890	1,562

Reserve for obsolescence is estimated for excess uncommitted inventories based on the previous quarter’s sales, backlog of orders and production plans.

15.	Business Combination

On February 6, 2019, the Company acquired a majority stake in the Swedish silicon carbide (SiC) wafer manufacturer Norstel AB (“Norstel”). The Company acquired 55% of Norstel’s common stock, obtaining control over the entity. The fair value of the business as a whole was estimated at $138 million, of which $77 million was paid by the Company for its majority stake, with an option to acquire the remaining 45% at a later date, subject to certain conditions. The amount paid, net of $1 million of cash acquired, was funded with available cash. An amount of $60 million is held in an escrow account and reported as current restricted cash in the consolidated balance sheet as at June 29, 2019, should the Company exercise its purchase option.

This acquisition will extend the Company’s silicon carbide ecosystem and strengthen the Company’s flexibility to serve fast growing automotive and industrial applications.

This transaction has been accounted for as a business combination. The activities of this business are included in the Automotive and Discrete Group (ADG) reportable segment. The purchase price allocation was finalized in the second quarter of 2019 and did not result in any material adjustments to the preliminary allocation performed in the first quarter of 2019. The fair value of the identifiable assets and assumed liabilities acquired from Norstel at acquisition date were as follows:

Fair value recognized at acquisition date
Property, plant and equipment	11
Technology in process	86
Net working capital	(2)
Goodwill(1)	43
Total net assets at fair value	138
Noncontrolling Interest	(61)
Purchase consideration	77

(1) The primary item that generated goodwill is the value of the future synergies between Norstel technology in silicon carbide and the Company which do not qualify as an amortizable intangible asset.

16.	Goodwill

Goodwill allocated to reportable segments and changes in the carrying amount of goodwill were as follows:

	Automotive and Discrete Group (ADG)	Analog, MEMS & Sensors Group (AMS)	Microcontrollers and Digital ICs Group (MDG)	Total
December 31, 2018	-	2	119	121
Business combination	43	-	-	43
Foreign currency translation	-	-	(1)	(1)
June 29, 2019	43	2	118	163

As described in Note 15, the acquisition of Norstel resulted in the recognition of $43 million in goodwill which has been included in the ADG segment to align the goodwill of the acquired Company with the segment for which the related activities will be reported.

17.	Other intangible assets

Other intangible assets consisted of the following:

June 29, 2019	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licenses	655	(557)	98
Purchased & internally developed software	474	(415)	59
Technologies in progress	139	-	139
Other intangible assets	70	(70)	-
Total	1,338	(1,042)	296

December 31, 2018	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licenses	705	(592)	113
Purchased & internally developed software	459	(404)	55
Technologies in progress	44	-	44
Other intangible assets	69	(69)	-
Total	1,277	(1,065)	212

The line “Technologies in progress” in the table above includes internally developed software under development and software not ready for use.

Amortization expense was $32 million and $30 million for the first half of 2019 and 2018, respectively.

As described in Note 15, the acquisition of Norstel resulted in the recognition of technology in process for $86 million in “Technologies in progress”.

The estimated amortization expense of the existing intangible assets for each period is expected to be as follows:

Year
Remainder of 2019	39
2020	72
2021	52
2022	34
2023	17
Thereafter	82
Total	296

18.	Property, plant and equipment

Property, plant and equipment consisted of the following:

June 29, 2019	Gross Cost	Accumulated Depreciation	Net Cost

Land	79	-	79
Buildings	911	(497)	414
Facilities & leasehold improvements	3,186	(2,764)	422
Machinery and equipment	15,176	(12,724)	2,452
Computer and R&D equipment	387	(340)	47
Operating lease right-of-use assets	247	(29)	218
Other tangible assets	121	(93)	28
Construction in progress	270	-	270
Total	20,377	(16,447)	3,930

December 31, 2018	Gross Cost	Accumulated Depreciation	Net Cost

Land	79	-	79
Buildings	902	(487)	415
Facilities & leasehold improvements	3,170	(2,748)	422
Machinery and equipment	14,882	(12,582)	2,300
Computer and R&D equipment	381	(334)	47
Other tangible assets	123	(93)	30
Construction in progress	202	-	202
Total	19,739	(16,244)	3,495

The line “Construction in progress” in the table above includes property, plant and equipment under construction and equipment under qualification before operating.

Facilities & leasehold improvements, machinery and equipment and other tangible assets include assets acquired under capital lease. The net cost of assets under capital lease was less than $1 million both at June 29, 2019 and December 31, 2018.

On January 1, 2019, the Company adopted the new guidance on lease accounting and operating lease right-of-use assets are now included in plant, property and equipment. The impact of the adoption of this new guidance is further described in Note 19.

The depreciation charge was $386 million and $348 million for the first half of 2019 and 2018, respectively.

As described in Note 15, the acquisition of Norstel resulted in the recognition of property, plant and equipment for $11 million.

19.	Leasing

A lease contract is a contract, or part of a contract, that conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use assets within plant, property and equipment. Current operating lease liabilities are included in other payables and accrued liabilities, while noncurrent operating lease liabilities are included in other long-term liabilities in the Company’s consolidated balance sheet. Finance leases are included in property and equipment and long-term debt.

Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right-of-use assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

The right-of-use asset is a nonmonetary asset while the lease liability is a monetary liability. When accounting for a lease that is denominated in a foreign currency, the lease liability is remeasured using the current exchange rate, while the right-of-use asset is remeasured using the exchange rate as of the commencement date.

The Company leases land, buildings, cars and certain equipment (including IT equipment) which have remaining lease terms between less than one year and 38 years. Certain lease contracts contain options to extend the leases by up to 30 years, which the Company has included in the lease term when it is reasonably certain for the Company to exercise that option. In addition, the Company made an accounting policy election for all the asset classes to not account for the short-term leases. A short-term lease is defined as a lease that, at the commencement date, has a lease term of 12 months or less and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise. The short-term lease election can only be made at the commencement date.

Variable lease payments that depend on an index or a rate are included in the lease payments and are measured using the prevailing index or rate at the measurement date (January 1, 2019 for initial measurement of the leases existing at that date and commencement date for subsequent lease contracts). Changes to index and rate-based variable lease payments are recognized in profit or loss in the period of the change.

Lease contracts with a sum of lease payments not exceeding $5,000 have been excluded from the capitalization in the balance sheet.

Significant assumptions and judgements may be made in applying the requirements of lease accounting, such as the exercise of extension options and determination of discount rates.

Practical expedients
The Company applied the following practical expedients at standard adoption:

1. Practical expedient to not separate lease and non-lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component. This practical expedient was applied to the real estate (land and buildings), equipment, IT and cars.

2. The package of transition practical expedients (elected as a package and applied consistently to all leases) not to reassess leases that commenced before the effective date consisting in:
a) No need to reassess whether any expired or existing contracts are or contain leases.
b) No need to reassess the lease classification for any expired or existing leases.
c) No need to reassess initial direct costs for any existing leases.

3. The transition option allowing to not apply the new leases standard in the comparative periods presented in the financial statements in the year of adoption.

Discount rates
The rate implicit in the lease should be used whenever that rate is readily determinable. In most cases, this rate is not readily determinable and the Company used its incremental borrowing rate, which was derived from information available at the lease commencement date, in determining the present value of lease payments. The Company gives consideration to its recent debt issuances as well as publicly available data for instruments with similar characteristics when calculating its incremental borrowing rates. Discount rates at implementation were established as of January 1, 2019. Going forward, due to immateriality of any intra-quarter discount rate changes, the Company will determine the discount rate based on the mid-quarter date.

As of June 29, 2019 finance lease right-of-use asset was less than $1 million. The below information is presented for the operating leases only.

Operating leases consisted of the following:

As at June 29, 2019
Assets
Operating lease assets	218
Total operating lease assets	218

Liabilities
Current	61
Noncurrent	158
Total operating lease liabilities	219

Undiscounted cash flows of operating lease liabilities are as follows:

As at June 29, 2019
2019	32
2020	55
2021	39
2022	28
2023	21
Thereafter	97
Total future undiscounted cash outflows	272
Effect of discounting	(53)
Total operating lease liabilities	219

Operating lease term and discount rate are as follows:
As at June 29, 2019
Weighted average remaining lease term (in years)	9
Weighted average discount rate	2.71%

Operating lease cost and cash paid for the first half of 2019 are as follows:

As at June 29, 2019
Operating lease cost	32
Operating lease cash paid	32

20.	Long-Term Investments

Long-Term Investments consisted of the following:

	June 29, 2019	December 31, 2018
Equity-method investments	51	49
Other long-term investments	11	12
Total	62	61

Equity-method investments

Equity-method investments as at June 29, 2019 and December 31, 2018 were as follows:
	June 29, 2019		December 31, 2018
	Carrying value	Ownership percentage	Carrying value	Ownership percentage
ST-Ericsson SA, in liquidation	51	50.0%	49	50.0%
Total	51		49

ST-Ericsson SA, in liquidation

On February 3, 2009, the Company announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms and ST-NXP Wireless into a new venture, named ST-Ericsson. As part of the transaction, the Company received an interest in ST-Ericsson Holding AG in which the Company owned 50% plus a controlling share. In 2010, ST-Ericsson Holding AG was merged in ST-Ericsson SA.

The Company evaluated that ST-Ericsson SA was a variable interest entity (VIE). The Company determined that it controlled ST-Ericsson SA and therefore consolidated ST-Ericsson SA.

On September 9, 2013, the Company sold 1 ST-Ericsson SA share to Ericsson for its nominal value changing the ownership structure of ST-Ericsson SA to bring both partners to an equal ownership proportion. As a result and in combination with the new shareholder agreement, the Company lost the control of ST-Ericsson SA and as such ST-Ericsson SA was deconsolidated from the Company’s financial statements. The deconsolidation of ST-Ericsson SA did not result in a gain or loss for the Company. The fair value of the Company’s retained noncontrolling interest was evaluated at $55 million. In addition, the Company and its partner signed funding commitment letters, capped at $149 million for each partner, to the residual joint wind-down operations to ensure solvency. These were not drawn as of June 29, 2019.

Before the deconsolidation of ST-Ericsson SA, certain assets and companies of the ST-Ericsson SA group of companies were transferred to both partners for their net book value which was representative of their fair value. The transactions did not result in cash exchange between the partners. ST-Ericsson SA entered into liquidation on April 15, 2014.

Other long-term investments

Other long-term investments are equity securities with no readily determinable fair value for which the Company has elected to apply the cost alternative measurement. It includes principally the Company’s investment in DNP Photomask Europe S.p.A (“DNP”). The Company has identified the joint venture as a VIE, but has determined that it is not the primary beneficiary. The significant activities of DNP revolve around the creation of masks and development of high level mask technology. The Company does not have the power to direct such activities. The Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its investment. The Company has not provided additional financial support in the first half of 2019 and currently has no requirement or intent to provide further financial support to the joint venture.

21.	Other Non-current Assets

Other non-current assets consisted of the following:

	As at June 29, 2019	As at December 31, 2018
Equity securities	21	19
Long-term State receivables	310	391
Deposits and other non-current assets	59	42
Total	390	452

Long-term State receivables include receivables related to funding and receivables related to tax refunds. Funding are mainly public grants to be received from governmental agencies in Italy and France as part of long-term research and development, industrialization and capital investment projects.

During the first half of 2019, the Company entered into a factoring transaction to accelerate the realization in cash of some non-current assets. As at June 29, 2019, $131 million of the non-current assets were sold without recourse, with a financial cost of less than $1 million.

22.	Long-term debt

Long-term debt consisted of the following:

	June 29, 2019	December 31, 2018

Funding program loans from European Investment Bank:
3.69% due 2020, floating interest rate at Libor + 1.099%	25	25
3.43% due 2020, floating interest rate at Libor + 0.956%	55	55
0.51% due 2020, floating interest rate at Euribor + 0.817%	29	29
3.14% due 2021, floating interest rate at Libor + 0.525%	90	90
3.13% due 2021, floating interest rate at Libor + 0.572%	86	86
0.36% due 2028, floating interest rate at Euribor + 0.589%	290	292
0.33% due 2029, floating interest rate at Euribor + 0.564%	279	-
Dual tranche senior unsecured convertible bonds
Zero-coupon due 2022 (Tranche A)	690	681
0.25% due 2024 (Tranche B)	645	635
Other funding program loans:
0.31% (weighted average), due 2019-2023, fixed interest rate	14	16
Other long-term loans:
0.87% (weighted average), due 2020, fixed interest rate	1	1
Total long-term debt	2,204	1,910
Less current portion	(174)	(146)
Total long-term debt, less current portion	2,030	1,764

On July 3, 2017, the Company issued a $1.5 billion principal amount of dual tranche senior unsecured convertible bonds (Tranche A and Tranche B for $750 million each tranche), due 2022 and 2024, respectively. Tranche A bonds were issued at 101.265% as zero-coupon bonds while Tranche B bonds were issued at par and bear a 0.25% per annum nominal interest, payable semi-annually. The conversion price at issuance was $20.54 dollar, equivalent to a 37.5% premium on both tranches, which corresponds to 9,737 equivalent shares per each $200,000 bond par value. The bonds are convertible by the bondholders or are callable by the issuer upon certain conditions, on a net-share settlement basis, except if the issuer elects a full-cash or full-share conversion as an alternative settlement. The net proceeds from the bond offering were $1,502 million, after deducting issuance costs payable by the Company. Proceeds were allocated between debt and equity by measuring first the liability component and then determining the equity component as a residual amount. The liability component was measured at fair value based on a discount rate adjustment technique (income approach), which corresponded to a Level 3 fair value hierarchy measurement. The fair value of the liability component at initial recognition totaled $1,266 million before allocation of issuance costs, and was estimated by calculating the present value of cash flows using a discount rate of 2.70% and 3.28% (including 0.25% per annum nominal interest), respectively, on each tranche, which were determined to be consistent with the market rates at the time for similar instruments with no conversion rights. An amount of $242 million, net of allocated issuance costs of $1 million, was recorded in shareholders’ equity as the value of the conversion features of the instruments. Unamortized debt discount and issuance costs on the newly issued convertible debt totaled $165 million as at June 29, 2019. As at June 29, 2019, the Company stock price did not exceed the conversion price of the new convertible bonds.

In August 2017, the Company signed a new long-term credit facility with the European Investment Bank for a total of €500 million in relation to R&D and capital expenditure investments in the European Union for the years 2017 and 2018. As of June 29, 2019, the entire amount was fully drawn in Euros corresponding to $569 million outstanding as of June 29, 2019.

23.	Post Employment and Other Long-term Employee Benefits

The Company and its subsidiaries have a number of defined benefit pension plans, mainly unfunded, and other long-term employees’ benefits covering employees in various countries. The defined benefit plans provide pension benefits based on years of service and employee compensation levels. The other long-term employees’ plans provide benefits due during the employees’ period of service after certain seniority levels. The Company uses a December 31 measurement date for its plans. Eligibility is generally determined in accordance with local statutory requirements. For the Italian termination indemnity plan (“TFR”) generated before July 1, 2007, the Company continues to measure the vested benefits to which Italian employees are entitled as if they left the company immediately as of June 29, 2019, in compliance with U.S. GAAP guidance on determining vested benefit obligations for defined benefit pension plans.

The components of the net periodic benefit cost included the following:

	Pension Benefits		Pension Benefits
	Three months ended		Six months ended
	June 29, 2019	June 30, 2018	June 29, 2019	June 30, 2018
Service cost	(7)	(7)	(14)	(14)
Interest cost	(6)	(6)	(12)	(12)
Expected return on plan assets	5	6	10	11
Amortization of actuarial net (loss) gain	(2)	(2)	(5)	(4)
Net periodic benefit cost(1)	(10)	(9)	(21)	(19)

(1) Defined benefit plan expense components other than service cost, representing $7 million and $5 million in the first half of 2019 and 2018, respectively, were recognized outside of Operating income in “Other components of pension benefit costs” in our Consolidated Statements of Income. Service cost was recognized within Operating income.

	Other long-term benefits		Other long-term benefits
	Three months ended		Six months ended
	June 29, 2019	June 30, 2018	June 29, 2019	June 30, 2018
Service cost	(1)	(1)	(2)	(2)
Interest cost	(1)	(1)	(1)	(1)
Net periodic benefit cost	(2)	(2)	(3)	(3)

Employer contributions paid and expected to be paid in 2019 are consistent with the amounts disclosed in the consolidated financial statements for the year ended December 31, 2018.

24.	Dividends

The Annual General Meeting of Shareholders held on May 23, 2019 authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2019 and first quarter of 2020. The amount of $48 million related to the first installment was paid during the second quarter of 2019. The remaining portion of the first instalment and the $0.18 per share cash dividend corresponding to the last three instalments totaled $166 million and is presented in the line “Dividends payable to stockholders” in the consolidated balance sheet as of June 29, 2019.

The Annual General Meeting of Shareholders held on May 31, 2018 authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2018 and first quarter of 2019. The amount of $54 million corresponding to the first installment, $54 million corresponding to the second installment and $48 million corresponding to the third installment were paid as of December 31, 2018. The remaining portion of the third instalment amounting to $6 million and the fourth instalment of $54 million were paid in the first half of 2019.

The Annual General Meeting of Shareholders held on June 20, 2017 authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2017 and first quarter of 2018. The amount of $53 million corresponding to the first installment, $53 million corresponding to the second installment, $47 million corresponding to the third installment were paid as of December 31, 2017. The remaining portion of the third installment amounting to $7 million and the last installment of $53 million were paid in the first half of 2018.

25.	Treasury Stock

The treasury shares have been designated for allocation under the Company’s share based remuneration programs of unvested shares. Through June 29, 2019, 51,650,321 of these treasury shares were transferred to employees under the Company’s share based remuneration programs, of which 5,440,779 were transferred in the first six months of 2019.

On November 5, 2018, the Company announced a three years buy-back program of up to $750 million. During the first half of 2019, the Company also repurchased 7.7 million shares of its common stock for a total of $125 million, under the share buy-back program, reflected at cost, as a reduction of the parent company stockholders’ equity.

As of June 29, 2019, the Company held 15,153,257 treasury shares.

26.	Contingencies, Claims and Legal proceedings

The Company is subject to possible loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Company, breach of contract claims, claims for unauthorized use of third-party intellectual property, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of impairing an asset or the incurrence of a liability at the date of the financial statements as well as the ability to reasonably estimate the amount of such loss. The Company records a provision for a loss contingency when information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and when the amount of loss can be reasonably estimated. The Company regularly reevaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. Changes in these evaluations could result in an adverse material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.

The Company has received and may in the future receive communications alleging possible infringements of third party patents or other third party intellectual property rights. Furthermore, the Company from time to time enters into discussions regarding a broad patent cross license arrangement with other industry participants. There is no assurance that such discussions may be brought to a successful conclusion and result in the intended agreement. The Company may become involved in costly litigation brought against the Company regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Company, the Company may be required to take a license to third party patents and/or other intellectual property rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Company’s results of operations, cash flows, financial position and/or ability to compete.

The Company is otherwise also involved in various lawsuits, claims, investigations and proceedings incidental to its business and operations.

The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. There can be no assurance that its recorded provisions will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize.

As of June 29, 2019, provisions for estimated probable losses with respect to claims and legal proceedings were not considered material.

27.	Derivative Instruments and Hedging Activities

The Company is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. The Company’s activities expose it to a variety of financial risks, such as market risk, credit risk and liquidity risk. The Company uses derivative financial instruments to hedge certain risk exposures. The primary risk managed by using derivative instruments is foreign currency exchange risk.

 Foreign currency exchange risk

Currency forward contracts and currency options are entered into to reduce exposure to changes in exchange rates on the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries and to manage the foreign exchange risk associated with certain forecasted transactions.

Derivative Instruments Not Designated as a Hedge

The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities in the Company’s subsidiaries. Management has set up a policy to require the Company’s subsidiaries to hedge their entire foreign exchange risk exposure with the Company through financial instruments transacted or overseen by Corporate Treasury. To manage their foreign exchange risk arising from foreign-currency-denominated assets and liabilities, the Company and its subsidiaries use forward contracts and purchased currency options. Foreign exchange risk arises from exchange rate fluctuations on assets and liabilities denominated in a currency that is not the entity’s functional currency. These instruments do not qualify as hedging instruments for accounting purposes and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income and expenses, net” in the consolidated statements of income.

Cash Flow Hedge

To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedges through the use of currency forward contracts and currency options, including collars, certain Euro-denominated forecasted intercompany transactions that cover at reporting date a large part of its research and development, selling, general and administrative expenses as well as a portion of its front-end manufacturing costs of semi-finished goods. The Company also hedges through the use of currency forward contracts certain forecasted manufacturing transactions denominated in Singapore dollars.

These derivative instruments are designated as and qualify for cash flow hedge. They are reflected at fair value in the consolidated balance sheets. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction, which enables the Company to conclude, based on the fact that the critical terms of the hedging instruments match the terms of the hedged transactions, that changes in cash flows attributable to the risk being hedged are expected to be completely offset by the hedging derivatives. Currency forward contracts and currency options, including collars, used as hedges are highly effective at reducing the Euro/U.S. dollar and the Singapore dollar/U.S. dollar currency fluctuation risk and are designated as a hedge at the inception of the contract and on an ongoing basis over the duration of the hedge relationship. Effectiveness on transactions hedged through purchased currency options and collars is measured on the full fair value of the instrument, including the time value of the options. Ineffectiveness appears if the hedge relationship is not perfectly effective or if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change on the expected cash flows on the hedged transactions. The whole change in fair value recorded on the hedging instrument is reported as a component of “Accumulated other comprehensive income (loss)” in the consolidated statements of equity and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated statement of income line item as the impact of the hedged transaction.

The principles regulating the hedging strategy for derivatives designated as cash flow hedge are established as follows: (i) for R&D and Corporate costs, up to 80% of the total forecasted transactions; (ii) for manufacturing costs, up to 70% of the total forecasted transactions. The maximum length of time over which the Company could hedge its exposure to the variability of cash flows for forecasted transactions is 24 months.

As at June 29, 2019, the Company had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore dollar-denominated forecasted transactions:

In millions of Euros	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs

Forward contracts	194	320
Currency collars	287	430

In millions of Singapore dollars	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs

Forward contracts	-	160

Cash flow and fair value interest rate risk

The Company’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. The Company analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. The Company invests primarily on a short-term basis and the majority of the Company’s liquidity is invested in floating interest rate instruments. As a consequence the Company is exposed to interest rate risk due to potential mismatch between the return on its short term floating interest rate investments and the portion of its long term debt issued at fixed rate.

Other market risk

As part of its ongoing investing activities, the Company might be exposed to equity security price risk. Therefore our procedures allow the Company to enter into certain hedging transactions.

For a complete description of exposure to market risks, including credit risk, these interim financial statements should be read in conjunction with the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018.

Information on fair value of derivative instruments and their location in the consolidated balance sheets as at June 29, 2019 and December 31, 2018 is presented in the table below:

	As at June 29, 2019		As at December 31, 2018
Asset Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other current assets	3	Other current assets	2

Currency collars	Other current assets	1	Other current assets	-
Total derivatives designated as a hedge:		4		2
Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other current assets	1	Other current assets	3
Total derivatives not designated as a hedge:		1		3
Total Derivatives		5		5

	As at June 29, 2019		As at December 31, 2018
Liability Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(9)	Other payables and accrued liabilities	(22)
Currency collars	Other payables and accrued liabilities	(5)	Other payables and accrued liabilities	(11)
Total derivatives designated as a hedge:		(14)		(33)
Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	-	Other payables and accrued liabilities	(1)
Total derivatives not designated as a hedge:		-		(1)
Total Derivatives		(14)		(34)

The effect on the consolidated statements of income for the three and six months ended June 29, 2019 and June 30, 2018, respectively, and on the “Accumulated Other comprehensive income (loss)” (“AOCI”) as reported in the statements of equity as at June 29, 2019 and December 31, 2018 of derivative instruments designated as cash flow hedge is presented in the table below:

	Gain (loss) deferred in OCI on derivative		Location of gain (loss) reclassified from OCI into earnings	Gain (loss) reclassified from OCI into earnings
				Three months ended		Six months ended
	June 29, 2019	December 31, 2018		June 29, 2019	June 30, 2018	June 29, 2019	June 30, 2018
Foreign exchange forward contracts	(7)	(18)	Cost of sales	(11)	6	(21)	20
Foreign exchange forward contracts	-	(1)	Selling, general and administrative	(2)	-	(3)	2
Foreign exchange forward contracts	(2)	(6)	Research and development	(5)	-	(9)	6
Currency collars	(4)	(9)	Cost of sales	(4)	4	(8)	12
Currency collars	-	(1)	Selling, general and administrative	-	-	(1)	1
Currency collars	(2)	(4)	Research and development	(1)	1	(4)	4
Total	(15)	(39)		(23)	11	(46)	45

A total $15 million loss deferred as at June 29, 2019 in AOCI is expected to be reclassified to earnings within the next twelve months.

No amount was excluded from effectiveness measurement on foreign exchange forward contracts and currency collars. No ineffective portion of the cash flow hedge relationships was recorded on the hedge transactions that were settled in the first six months of 2019 and 2018. No ineffectiveness is to be reported on hedge transactions outstanding as at June 29, 2019.

The effect on the consolidated statements of income for the three and six months ended June 29, 2019 and June 30, 2018 of derivative instruments not designated as a hedge is presented in the table below:

	Location of gain (loss) recognized in earnings	Gain recognized in earnings
		Three months ended		Six months ended
		June 29, 2019	June 30, 2018	June 29, 2019	June 30, 2018
Foreign exchange forward contracts	Other income and expenses, net	2	8	4	12

Total		2	8	4	12

The Company did not enter into any derivative instrument containing credit-risk-related contingent features.

The Company entered into currency collars as combinations of two options, which are reported, for accounting purposes, on a net basis. The fair value of these collars represented liabilities for a net amount of $5 million (composed of $1 million asset with a $6 million liability) as at June 29, 2019. The fair value of these collars represented assets for a net amount of $1 million (composed of $1 million asset with an immaterial amount liability) as at June 29, 2019. In addition, the Company entered into other derivative instruments, primarily forward contracts, which are governed by standard International Swaps and Derivatives Association (“ISDA”) agreements, which are not offset in the statement of financial position, and representing total assets of $4 million and total liabilities of $9 million as at June 29, 2019.

28.	Fair Value Measurements

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at June 29, 2019:

		Fair Value Measurements using
	June 29, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Marketable securities – U.S. Treasury debt securities	333	333	-	-
Equity securities measured at fair value through earnings	21	21	-	-
Derivative assets designated as cash flow hedge	4	-	4	-
Derivative assets not designated as cash flow hedge	1	-	1	-
Derivative liabilities designated as cash flow hedge	(14)	-	(14)	-
Total	345	354	(9)	-

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at December 31, 2018:

		Fair Value Measurements using
	December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Marketable securities – U.S. Treasury debt securities	330	330	-	-
Equity securities measured at fair value through earnings	19	19	-	-
Derivative assets designated as cash flow hedge	2	-	2	-
Derivative liabilities designated as cash flow hedge	(33)	-	(33)	-
Derivative assets not designated as cash flow hedge	3	-	3	-
Derivative liabilities not designated as cash flow hedge	(1)	-	(1)	-
Total	320	349	(29)	-

There was no material asset (liability) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as at June 29, 2019.

For assets (liabilities) measured at fair value on a recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2018 and June 30, 2018 is presented as follows:

Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2018	(12)
Revaluation of contingent consideration on business combination	-
June 30, 2018	(12)

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	-

No asset (liability) was measured at fair value on a non-recuring basis using significant unobservable inputs (Level 3) as June 29, 2019. On February 6, 2019, the Company acquired a majority stake in Swedish silicon carbide (SiC) wafer manufacturer Norstel AB (“Norstel”), as detailed in Note 15. The purchase price allocation on the assets acquired and assumed liabilities, measured at fair value, was determined by the Company with the assistance of a third party. This corresponds to a Level 3 fair value hierarchy measurement. The main asset that was identified separately corresponded to IP R&D (technology-based intangible asset) and amounted to $86 million. The fair value of the intangible asset was determined using the average of the replacement cost method and a discounted cash flow approach (“with and without method”) consisting in discounting at a 12.5% discount rate future cost savings, less capital expenditures necessary to produce silicon carbite wafers in-house over a 15-year period.

The following table includes additional fair value information on other financial assets and liabilities as at June 29, 2019 and December 31, 2018:

		As at June 29, 2019		As at December 31, 2018
	Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value

Cash equivalents(1)	1	1,325	1,325	2,138	2,138
Long-term debt
- Bank loans (including current portion)	2	869	869	594	594
- Senior unsecured convertible bonds(2)	1	1,335	1,698	1,316	1,501

(1) Cash equivalents primarily correspond to deposits at call with banks.

(2) The carrying amount of the senior unsecured convertible bonds issued on July 3, 2017 as reported above corresponds to the liability component only, since, at initial recognition, an amount of $242 million was recorded directly in shareholders’ equity as the value of the equity instrument embedded in the issued convertible bonds. The initial recognition of the convertible bonds is further described in Note 22, Long-term Debt.

The table below details securities that were in an unrealized loss position as at December 31, 2018. The securities are segregated by investment type and length of time that the individual securities have been in a continuous unrealized position as at December 31, 2018.

	December 31, 2018
	Less than 12 months		More than 12 months		Total
Description	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses
U.S. Treasury Bonds	-	-	330	(2)	330	(2)
Total	-	-	330	(2)	330	(2)

The methodologies used to estimate fair value are as follows:

Debt securities classified as available-for-sale

The fair value of these debt securities is estimated based upon quoted market prices for identical instruments.

Foreign exchange forward contracts, currency options and collars

The fair value of these instruments is estimated based upon quoted market prices for similar instruments.

Equity securities measured at fair value through earnings

The fair value of these instruments is estimated based upon quoted market prices for the same instruments.

Equity securities carried at cost as a measurement alternative

The non-recurring fair value measurement is based on the valuation of the underlying investments on a new round of third party financing or upon liquidation.

Long-term debt and current portion of long-term debt

The fair value of bank loans is determined by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Company’s incremental borrowing rates for similar types of borrowing arrangements.

The senior unsecured convertible bonds have been trading on the open market segment of the Frankfurt Stock Exchange since their issuance on July 3, 2017. The fair value of these instruments is the observable price of the bonds on that market.

Cash and cash equivalents, accounts receivable, short-term borrowings, and accounts payable

The carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

29.	Revenues

29.1	Nature of goods and services

The Company designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, the Company participates in the manufacturing value chain of Smartcard products, which includes the production and sale of both silicon chips and Smartcards.

The principal activities – separated by reportable segments – from which the Company generates its revenues are described in Note 30.

Other revenues consist of license revenue, service revenue related to transferring licenses, patent royalty income, sale of scrap materials and manufacturing by-products.

While the majority of the Company’s sales agreements contain standard terms and conditions, the Company may, from time to time, enter into agreements that contain multiple performance obligations or terms and conditions. Those agreements concern principally the revenues from services, where the performance obligation is satisfied over time. The objective when allocating the transaction price is to allocate the transaction price to each performance obligation (or distinct good or service) in an amount that depicts the amount of consideration to which the Company expects to be entitled in exchange for transferring the promised goods or services to the customer.

29.2	Revenue recognition and disaggregation

The Company recognizes revenue from products sold to a customer, including distributors, when it satisfies a performance obligation at a point in time by transferring control over a product to the customer. This usually occurs at the time of shipment. The performance obligations linked to the sale of goods contracts have the original expected length of less than one year. The transaction price is determined based on the contract terms, adjusted for price protection if applicable. The revenues from services are usually linked to performance obligations transferred over time and are recognized in line with the contract terms.

The payment terms typically range between 30 and 90 days.

The Company’s consolidated net revenues disaggregated by product group are presented in Note 30. The following tables present the Company’s consolidated net revenues disaggregated by geographical region of shipment and nature.

	Three months ended		Six months ended
	June 29, 2019	June 30, 2018	June 29, 2019	June 30, 2018
Net revenues by geographical region of shipment(1)
EMEA	558	635	1,178	1,248
Americas	318	314	665	607
Asia Pacific	1,297	1,320	2,406	2,639
Total revenues	2,173	2,269	4,249	4,494

Net revenues by Nature
Revenues from sale of products	2,122	2,211	4,158	4,393
Revenues from sale of services	38	39	74	70
Other revenues	13	19	17	31
Total revenues	2,173	2,269	4,249	4,494

Net revenues by market channel(2)
Original Equipment Manufacturers (“OEM”)	1,527	1,384	2,891	2,780
Distribution	646	885	1,358	1,714
Total revenues	2,173	2,269	4,249	4,494

(1)
Net revenues by geographical region of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues.

(2)
Original Equipment Manufacturers (“OEM”) are the end-customers to which the Company provides direct marketing application engineering support, while Distribution customers refers to the distributors and representatives that the Company engages to distribute its products around the world.

29.3	Practical Expedients and Exemptions

The Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Company recognizes revenue at the amount to which the Company has the right to invoice for services performed.

30.	Segment Reporting

The Company designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, the Company further participates in the manufacturing value chain of Smartcard products, which includes the production and sale of both silicon chips and Smartcards.

The Company’s reportable segments are as follows:

•	Automotive and Discrete Group (ADG), comprised of dedicated automotive ICs (both digital and analog), and discrete and power transistor products for all market segments.

•
Analog, MEMS and Sensors Group (AMS), comprised of low-power high-end analog ICs (both custom and general purpose) for all markets, smart power products for Industrial, Computer and Consumer markets, Touch Screen Controllers, Low Power Connectivity solutions (both wireline and wireless) for IoT, power conversion products, metering solutions for Smart Grid and all MEMS products for sensors or actuators, subsystems, as well as the Imaging Products division (including the sensors and modules utilizing the Company’s Time-of-Flight technology).

•
Microcontrollers and Digital ICs Group (MDG), comprised of general purpose and secure microcontrollers, EEPROM memories, Digital ASICs, Aerospace & Defense products including components for microwave and millimeter wave.

For the computation of the segments’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a part of research and development expenses. In compliance with the Company’s internal policies, certain costs are not allocated to the segments, but reported in “Others”. Those include impairment, restructuring charges and other related closure costs, management reorganization expenses, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items, strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses, patent claims and litigations and certain other miscellaneous charges. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold. Finally, R&D grants are allocated to the Company’s segments proportionally to the incurred R&D expenses on the sponsored projects.

Wafer costs are allocated to the segments based on actual cost. From time to time, with respect to specific technologies, wafer costs are allocated to segments based on market price.

The following tables present the Company’s consolidated net revenues and consolidated operating income by reportable segment.

Net revenues by reportable segment:

	Three months ended		Six months ended
	June 29, 2019	June 30, 2018	June 29, 2019	June 30, 2018
Automotive and Discrete Group (ADG)	885	870	1,788	1,687
Analog, MEMS and Sensors Group (AMS)	694	613	1,246	1,268
Microcontrollers and Digital ICs Group (MDG)	591	782	1,208	1,532
Total net revenues of product segments	2,170	2,265	4,242	4,487
Others	3	4	7	7
Total consolidated net revenues	2,173	2,269	4,249	4,494

Operating income by reportable segment:

	Three months ended		Six months ended
	June 29, 2019	June 30, 2018	June 29, 2019	June 30, 2018
Automotive and Discrete Group (ADG)	73	84	168	174
Analog, MEMS and Sensors Group (AMS)	74	64	118	129
Microcontrollers and Digital ICs Group (MDG)	45	159	127	305
Total operating income of product segments	192	307	413	608
Others(1)	4	(18)	(5)	(50)
Total consolidated operating income	196	289	408	558

(1)
Operating results of “Others” include items such as unused capacity charges, impairment & restructuring charges and other related closure costs, management reorganization expenses, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as assembly services and other revenue.

Reconciliation of operating income of segments to the total operating income:

	Three months ended		Six months ended
	June 29, 2019	June 30, 2018	June 29, 2019	June 30, 2018

Total operating income of segments	192	307	413	608
Impairment, restructuring charges and other related closure costs	(2)	-	(2)	(20)
Unallocated manufacturing results(1)	(10)	(7)	(8)	(5)
Strategic and other research and development programs and other non-allocated provisions(2)	16	(11)	5	(25)
Total operating loss Others	4	(18)	(5)	(50)
Total consolidated operating income	196	289	408	558

(1)	Includes unallocated unused capacity charges associated with our front-end manufacturing facilities.
(2)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: August 6, 2019	By:	/s/ Jean-Marc Chery

	Name:	Jean-Marc Chery
	Title:	President and Chief Executive Officer and Sole Member of our Managing Board